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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934



                           INTEGRAL TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its charter)



               NEVADA                                   98-0163519
  (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                  Identification Number)


                            #3 - 1070 West Pender St.
                   Vancouver, British Columbia, Canada V6E 2N7
                  (Address, including postal code, of principal
                               executive offices)
                                 (604) 685-9933
                           (Issuer's telephone number)


                                    Copy to:

                             Futro & Trauernicht LLC
                         Attorneys and Counselors at Law
                          1401 17th Street, Suite 1150
                             Denver, Colorado 80202


Securities to be registered under Section 12(b) of the Exchange Act:  NONE

Securities to be registered under Section 12(g) of the Exchange Act:
COMMON STOCK


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                           INTEGRAL TECHNOLOGIES, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                                                             Page
PART I
Cautionary Statement Concerning Forward Looking Statements.....................................................1
Item 1.    Description of Business.............................................................................1
Item 2.    Plan of Operation...................................................................................9
Item 3.    Description of Property.............................................................................9
Item 4.    Security Ownership of Certain Beneficial Owners and Management.....................................10
Item 5.    Directors and Executive Officers, Promoters and Control Persons....................................12
Item 6.    Executive Compensation.............................................................................16
Item 7.    Certain Relationships and Related Transactions.....................................................20
Item 8.    Description of Securities..........................................................................21

PART II
Item 1.    Market Price of and Dividends on the Registrant's Common Equity
           and Related Stockholder Matters....................................................................23
Item 2.    Legal Proceedings..................................................................................23
Item 3.    Changes in and Disagreements with Accountants......................................................24
Item 4.    Recent Sales of Unregistered Securities............................................................24
Item 5.    Indemnification of Directors and Officers..........................................................25

PART F/S
Financial Statements.........................................................................................F-1

PART III
Item 1.    Index to Exhibits and Description..................................................................26

SIGNATURES....................................................................................................27


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                                     PART I

               CAUTIONARY STATEMENT IDENTIFYING IMPORTANT FACTORS
                THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO
            DIFFER FROM THOSE PROJECTED IN FORWARD LOOKING STATEMENTS

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this document and any document incorporated by reference herein, are advised that this document and documents incorporated by reference into this document contain both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially for those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to: (i) projections of revenues, income or loss, earning or loss per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of the plans and objectives of the Company or its management of Board of Directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business.

This document and any documents incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by forward looking statements. These risks and uncertainties include price competition, the decisions of customers, the actions of competitors, the effects of government regulation, possible delays in the introduction of new products, customer acceptance of products and services, and other factors which are described herein and/or in documents incorporated by reference herein.

The cautionary statements made pursuant to the Private Litigation Securities Reform Act of 1995 above and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of such Act. Forward looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause results to differ materially from those indicated by the forward looking statements.

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      BUSINESS DEVELOPMENT

Integral Technologies, Inc. (the "Company", "Integral" or the "Registrant") is a development stage company, incorporated under the laws of the State of Nevada on February 12, 1996. The Registrant is in the business of developing and/or acquiring emerging technologies, funding research and development and commercializing those technologies, primarily through licensing agreements, generating revenues for the Company in the form of royalties and/or licensing fees.

The Registrant is not in the manufacturing business. Instead, the Registrant's approach is to work with Original Equipment Manufacturers ("OEM") to develop customer-specific applications of the core technologies. It is assumed that the customer-specific applications will be developed in conjunction with key customers who will bear some or all of the expense. To date the Registrant's operating subsidiaries have generated nominal revenues.

Through two of its subsidiaries, NextAntennas.Com, Inc. ("NEXT") and Emergent Technologies Corp. ("Emergent"), the Registrant has developed and acquired six new antenna technologies which the Registrant is now attempting to bring to market.

The Registrant has acquired the rights to develop and license four new technologies created at the Center for Industrial Research Applications (CIRA), a unique research center within West Virginia


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University ("WVU"). Each technology the Registrant seeks out and subsequently funds has a vast commercial market potential. Once funding is completed by the Registrant, WVU, acting as the licensor, transfers technologies/products transferring the rights to the West Virginia University Research Corporation ("WVURC"). From there, the rights are transferred to a private entity called Integral Concepts Inc., a private company wholly owned by Dr. James Smith who is a Director of CIRA at West Virginia University and an affiliate of the Registrant. In return for its initial investment in the research and development of a technology, WVU receives a royalty based on revenues generated by the licensing of the specific technology. Pursuant to the license agreement, a modest annual minimum royalty payment is due.

SUBSIDIARIES

NEXTANTENNAS.COM, INC.

Company Background

NextAntennas.Com, Inc. ("NEXT"), a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on November 2, 1999, for the purpose of developing and commercializing new antenna technologies. The focus of NEXT will be to continue to develop and commercialize new antenna technologies which will meet the needs of the wireless industry consumer. It is the intent of the Registrant to protect the intellectual and proprietary rights of the technologies which it develops through patent applications.

The Antenna Industry

As wireless technologies revolutionize the telecommunications industry over the next five years, through such upcoming technologies like Iridium, Teledisic, the Intelligent Highway System, Wireless LAN systems such as Bluetooth and of course, the expanding wireless telephony systems, millions of new radio devices will be produced each year, all of which require an antenna.

Company Products

The Registrant's subsidiary, NEXT, has developed six new antennae designs that are very low cost, physically small and very competitive in performance:

o the "GPS" antenna is used in radio receivers on the ground to receive 1.5 GHz signals from global positioning satellites orbiting the earth at an altitude of approximately 23,000 miles;

o the "LEO" antenna is used for the VHF function in radio transmitters/receivers on the ground, to transmit/receive signals in the 145 MHz frequency range to Low Earth Orbit satellites, orbiting the earth at an approximate altitude of 450 miles;

o   the "GPS/LEO" antenna, as the name indicates is a dual purpose antenna;

o the "CDPD" antenna is used in transmission/reception of signals in the 824-894MHz/1.5MHz range. The Cellular Digital Packet Data network is currently one technology on the market today which facilitates wireless internet access.

o   the "GPS/CDPD" antenna, as the name indicates is a dual purpose antenna;

o the "portable phone" antenna is used in cellular and cordless phones, transmitting and receiving signals in the 820 MHz to 960 MHz range as well as the 1.5 GHz frequency range.


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The research and development costs associated with the development of these new
"antenna solutions" has been funded by the Registrant. All of these new antennas present a radical new form factor, as compared to the more costly and obtrusive antenna technologies available today.

The market need for GPS technologies continues to escalate as companies continue to demand "tracking and/or location identification technologies. The FCC has mandated that by 2002, US wireless carriers provide their subscribers with the technology that will enable the carrier to identify the subscriber's location in the event of an emergency such as a vehicle crash in which the occupant is injured and possibly rendered unconscious.

The LEO antenna is for use with asset tracking systems which handles short bursts of data from such assets as shipping containers, tractor trailers and electricity meters. As opposed to the GPS technology which identifies location the LEO technology allows for the transmission of data. Such data would indicate such things as to whether a tractor trailer is full, the doors are open, or even that a refrigeration unit on a trailer is malfunctioning.

The CDPD antenna is for use in wireless internet access technologies.

The "portable phone" antenna is for use in digital cordless phones and cellular phones operating in the 920MHz and 820-890MHz frequency ranges respectively. Testing has indicated that the NEXT antennas are equal to or better than existing antenna technologies in performance. In addition, the NEXT antenna is less expensive than other antennas, and, due to its form factor, better able to marry with the housing of the phones, potentially reducing manufacturing costs. The next generation of digital cordless phones will operate in the 2.4MHz frequency range. Also operating in the 2.4 MHz range will be Wireless Lan Products (WLANS).

The Registrant has completed a patent review of each of these technologies and has commenced preparation of patent applications. However, its efforts are focussed primarily on commercializing such technologies. No assurances can be given that the Registrant will be granted any patents on its technologies.

Product Manufacturing and Distribution

NEXT will not be in the manufacturing business. NEXT will form strategic alliances with manufacturing companies. It is intended that alliance manufacturing companies will be able to manufacture NEXT'S antenna products on a timely basis, while protecting the intellectual properties of NEXT'S products and providing the customer with a high quality product.

Additional revenue will be derived from licensing fees and royalties.

Barriers to Entry into Market Segment

Management's philosophy is that while the NEXT's antenna products are patent pending, there is no long term protection in the world today for any product or technology. Therefore, the key to capturing and maintaining market share will be to provide the telecommunications industry with a new antenna, at a cost comparable to existing antennae technologies.

Management believes that other antenna technologies available in the marketplace today, are typically more costly and exhibiting a more obtrusive form factor.

EMERGENT TECHNOLOGIES CORP.

Company Background

Emergent Technologies Corp. ("Emergent") was incorporated in the State of West Virginia on September 29, 1995 for the purpose of developing the Contrawound Toroidal Helical Antenna ("CTHA") for commercialization to government and/or military applications worldwide.


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Originally licensed to Integral Concepts, Inc., from WVU, all worldwide rights to develop, manufacture and market for the government and military applications of the CTHA, were sub-licensed to Emergent on January 2, 1996. The Registrant subsequently acquired an 80% equity interest in Emergent.

Product Development and Proprietary Rights

The patented CTHA technology was initially developed and patented at WVU in 1994. The first antennae were made by hand from wood, plastic, rope, wires, and duct tape. Over time, the antenna took on different shapes and sizes and many different materials were used. Emergent acquired the exclusive worldwide license to exploit the CTHA technology to the military and government markets.

The CTHA technology has received patent protection, with WVU as assignee, under US Patent numbers 5,654,723 dated August 5, 1997 and 5,442,369 dated August 15, 1995.

Concurrent with the physical development, the research team at Emergent created a computer model to simulate and predict the behavior of the CTHA. This model is important because it offers a numerical benchmark against which observations can be weighed. It also provides antenna designers a preview of expected performance. This computer model offers a high level of confidence.

In 1997, researchers at Emergent developed a circuit-board-based CTHA. This advancement overcame the problems of how to mass-produce these antennae. It is now possible to produce thousands or millions of identical copies of the antenna quickly on a very cost-effective basis. It is also possible for OEM customers to (under license), print the antenna directly onto their radio printed circuit boards.

Research over the past three years has continued both within WVU and at the Emergent labs. Since the inception of Emergent in September of 1995, almost $2 million has been spent on CTHA research and development.

Product Description

The CTHA technology is a new antenna technology suitable for most mobile communications, including military and selected other government-specific applications as well as cellular/PCS telephony, paging, GPS, SMR, marine and aircraft communications. It provides significantly enhanced performance in mobile radios and offers manufacturers a number of new design possibilities. In all aspects of current testing, the CTHA has outperformed traditional antennas, yet it remains compatible with the infrastructure used in modern communication systems.

The CTHA is a low profile, fully resonant antenna structure, which has a toroidal (donut-shaped) surface and a cross-polarized field pattern. The radical change in design for this antenna allows the unit to emit and receive a signal that is omni-directional, allowing it to operate with equal efficiency regardless of position or orientation. During a recent field test, where all external parameters were equal, the CTHA outperformed dipole antennas by over 300% in distances achieved. In addition, it is well suited for portable low frequency military applications since it can be easily carried and stored.

Product Capabilities

The CTHA is able to send and receive signals to and from any direction while being only minimally affected by obstacles such as buildings and trees. The potential for the CTHA is very large when one considers the number of applications for which traditional antennas are used in today's world, and particularly when one visualizes the future, as wireless technologies revolutionize telecommunications worldwide.


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Testing

The CTHA has received independent validation from such organizations as the US Department of Defense, Northrop Grumman, and the Office of National Drug Control Policy. The CTHA has been successfully tested on certified antenna ranges and in land and sea tests under a wide spectrum of environmental conditions. These tests were performed with independent observers from both the military and numerous end users, integrators, and manufacturers. The overwhelming success of these tests has resulted in the requisition of prototypes by some of the largest antenna users in the world.

Competitive Comparison

The CTHA will be competing with monopole and dipole antennae. Monopoles and dipoles are the long pieces of wire with which we are all familiar. The length of the wire depends on the frequency being used and the sensitivity required. Using conventional technology, cellular telephone antennae are about six inches long, AM/FM antennae are about two feet long, while HF (high frequency) antennae are up to 100 feet long.

The monopole and dipole antenna business is very competitive, but it is also a very fast-growing market and most major manufacturers are profitable. Antenna prices vary widely depending on the application and packaging requirements.

The CTHA will be a formidable competitor for the mobile communications market (cellular, paging, GPS) utilized by the government/military and civilian markets, because of its unique performance and physical characteristics.

Since the CTHA is an omni-directional radiator, it will not be competing for the fixed-system point-to-point market dominated by highly-directional antennae.

INTEGRAL VISION SYSTEMS INC.

Company Background

Integral Vision Systems Inc. ("Integral Vision") was incorporated in the State of West Virginia on January 20, 1994. The Registrant acquired a 100% equity interest in Integral Vision in March 1997, from three shareholders of Integral Vision, in exchange for 100,000 shares of restricted stock of the Registrant.

A. 3D Machine Vision Colorimetry Ensures Color Quality Control in a Manufacturing Environment.

Originally licensed to Integral Concepts from WVU on January 19, 1993, all worldwide (excluding Canada) commercialization rights were sub-licensed to Integral Vision on February 15, 1994. Integral Vision is the operating entity through which the 2D and 3D machine vision colorimetry technologies will be developed and commercialized.

Development and Proprietary Rights

The 3D Machine Vision Colorimetry technology is protected by US patent number 5,485,429 issued on February 27,1996.

Product Description

The 3D Color Machine Vision is a system whereby computers can be given "eyesight" to look for specific physical events or characteristics. For instance, the system can be programmed to detect color inconsistencies, or to detect optical inconsistencies in glass and plastic manufacturing processes. In addition, the system uses extremely sophisticated pattern detection and analysis, which can be used to find camouflaged shapes and patterns. The unit is a combination of generic hardware (mini-lasers and computer processors) and proprietary software. The scanning and analysis process is patented.


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The Market

Until the development of the 3D technology, there was no known process or device for the color measurement of three-dimensional objects. Now, using this technology, it is possible for manufacturers to ensure the color consistency of any product that comes off a production line. When operating in real time with feed-back, feed-forward control, this technology eliminates other time-consuming and expensive quality control measures, such as human inspection. This technology can ensure color consistency at all stages of production, which is a great advantage since components are often brought together from different parts of the world for assembly.

Commercialization Objective

Currently, Integral Vision is exploring licensing partners for the purpose of commercializing the technologies. The Registrant's approach is to develop OEM-customer-specific applications of the technology, then license the application to the customer on a per-unit of production or sales or sales royalty basis.

Competitive Comparison

Most machine vision products in the market are simplistic devices which detect the presence or absence of something, or measure an object, but which offer no real-time analysis of the object itself. Examples include photoelectric counters, laser measurement systems, and product speed calibration systems. None of these systems have the ability to perform qualitative analysis on the objects in real time.

The color machine vision market is segmented along two lines:

    o Spectrophotometers devices which measure the ratio of reflected light to incident light for one or many wavelengths in the visible spectrum; have had limited success because they work only on flat surfaces.

    o Human observers - about 5% of humans have the visual acuity to perform close color matching; still the preferred method despite obvious shortcomings.

B. RF Plasma Ignition System (New Spark Plug)

Development and Proprietary Rights

Originally licensed to Integral Concepts from WVU on April 12, 1994, all worldwide commercialization rights were acquired by Integral Vision through a sub-license agreement with Integral Concepts dated February 15, 1996. The Registrant has entered into a contract with WVU for the development of this technology. RF Plasma Generation technology is protected by US patent number 5,361,737 issued on November 8, 1994.

Product Description

Using a patented process, microwave radio frequency emissions create a plasma at the end of the emitter. A plasma is a small cloud of ions. It appears to the eye as an electrical flame. The size of the plasma is in relation to the power applied and the size of the emitter. The plasma can be created instantaneously, or held for a sustained period and can be produced in mid-air, in a combustion cylinder, a smokestack, etc.

When implemented in a small form factor, the technology offers a replacement to conventional sparkplugs. The emitter would be manufactured to resemble the form factor of a conventional spark plug. The conventional electronic ignition system would be modified to activate the RF-generation system, which would then send energy to the emitters.


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The technology can be used to produce and sustain a large plasma area. Such large plasmas can be used for electronics cleaning, smokestack scrubbing operations, and other industrial applications.

The Market

The patented ignition system for internal combustion engines is adaptable to virtually any existing internal combustion engine. It produces a larger "spark" area than conventional spark plugs, so it burns fuel more efficiently and is more effective at igniting lean-burn mixtures. It therefore reduces pollution and improves fuel-efficiency. This system is ideal for use in automobiles or any another device, which requires an ignition source.

The market for this product is expanding greatly because the US government has statutorily mandated improved automobile gasoline efficiency to reduce combustion engine emissions. Because spark plugs ignite only a localized region of the combustion chamber, igniting a very lean air-to-fuel mixture is almost impossible without the use of additional spark plugs or expensive fuel injection equipment and/or techniques. The Plasma Ignition System solves this problem in a cost effective, efficiency equipment manner.

Commercialization Objective

The Registrant's approach is to develop OEM-customer-specific applications of the technology, then license the application to the customer on a per-unit of production or sales royalty basis.

Competitive Comparison

Compared to conventional spark plugs, the RF Plasma generators are superior. The system uses less energy than a conventional spark plug and gives superior combustion because a large plasma "flame" is created in the cylinder, rather than a small spark. Overall, engine efficiency could increase by up to 40%.

C. 2D Color Machine Vision (Counterfeit Currency/Document Detection)

Development and Proprietary Rights

Originally licensed to Integral Concepts from WVU, on January 19, 1993, all worldwide (excluding Canada) commercialization rights were sub-licensed to Integral Vision on February 15, 1994.

Product Description

The 2D Color Machine Vision system is a small, laser-based computerized device which can be programmed to scan and validate printed documents, including currencies, passports, tickets, and other secure or valuable documents. The unique algorithms employed by the system make it possible to even allow for wear and tear and fading. The entire device can be produced in a package roughly the size of a credit card swipe unit. Scan rates of up to 1 per second have been achieved in early prototypes; speeds of 10 per second are thought possible within a year. The unit is a combination of generic hardware (mini-lasers and computer processors) and proprietary software.

The Market

The counterfeit detection market is growing. Scanners, color laser printers, and bleaching techniques make counterfeiting easier than ever. Although counterfeiters are targeting more than just currency, internationally, the emphasis is still on detecting counterfeit US dollars, which is the dominant international currency.

This device will create a new category of counterfeit detection by employing spectral analysis of the bill and sophisticated numerical algorithms. As a digital device - unlike all predecessors - the Registrant's


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counterfeit detector can be programmed and reprogrammed to change its processes.
As the Registrant advances the technology (the software), as new currencies are released, and as the device is programmed to handle multiple currencies, those changes can probably be achieved with only a new software load to this device.

Commercialization Objective

The Registrant's approach is to develop OEM-customer-specific applications of the technology, then license the application to the customer on a per-unit of production or sales royalty basis.

Competitive Comparison

Currently available counterfeit detection instruments fall into these broad categories:

    o   Chemical agents which react with the paper

    o Devices which identify specific ink taggants (additives), usually metallic

    o   Devices which identify magnetic elements in the printed document

The Registrant's device relies on patented sophisticated spectral analysis processes. The unit can be programmed to analyze any printed document. Testing has produced extremely high accuracy rates. A multi-function system is planned which would allow a single scanner to be used for multiple currency and documents.


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ITEM 2.  PLAN OF OPERATION

Since incorporation in February of 1996, the Registrant has expended approximately $3.0 million on general and administrative costs, and research and development costs on technologies in which it has an interest.

The objective of the Registrant at this time is to focus all of its resources on the successful and timely commercialization of its antenna technologies. In order to achieve this goal, the Registrant will incur monthly operating costs of approximately $100,000. The Registrant is not in the manufacturing business. The Registrant, through its subsidiaries, is in the business of research and development of new antenna technologies. Manufacturing of product will be achieved through sub-contractors.

The Registrant must obtain additional funding in the amount of approximately $1.2 million to fund operations of the Registrant over the next twelve months, assuming that there may be no cash flow generated from the sale of products.

The Registrant has been negotiating with several potential customers for the sale of its antenna products, through purchase orders and/or licensing agreements. Although there can be no assurances, management anticipates that sales revenue will be generated in the first quarter of calendar year 2000.

At this time, the Registrant will focus only minimal efforts on the commercialization of the other technologies in which it has an interest.

Various factors affecting the Registrant and its subsidiaries raise doubt as to their ability to continue as a going concern. There can be no assurance that the Company will be able to continue as a going concern, or achieve material revenues and profitable operations. The Registrant requires additional financing. No assurances can be given that financing will be available to the Registrant in the amounts required, or that, if available, the financing will be available on terms satisfactory to the Registrant.

ITEM 3.  DESCRIPTION OF PROPERTY

Neither the Registrant nor its subsidiaries own any real property. The Registrant and its subsidiaries lease office space in Vancouver, B.C., Canada, Bellingham, Washington, and Mt. Clare, West Virginia, respectively.


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ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

A.       Common Stock

The following table sets forth, as of November 10, 1999, the stock ownership of each person known by the Registrant to be the beneficial owner of five percent or more of the Registrant's common stock, each Officer and Director individually and all Directors and Officers of the Registrant as a group. Each person is believed to have sole voting and investment power over the shares except as noted.

======================================================================================
Name and Address of               Amount and Nature of
Beneficial Owner (1)            Beneficial Ownership(1)(2)        Percent of Class (3)
--------------------------      --------------------------        --------------------
William S. Robinson (4)
#3 - 1070 West Pender St.
Vancouver, B.C.  V6E 2N7                1,958,533                          8.5%
--------------------------      --------------------------        --------------------

William A. Ince (5)
#3 - 1070 West Pender St.
Vancouver, B.C.  V6E 2N7                1,863,333                          8.1%
--------------------------      --------------------------        --------------------

James Smith
Route 4, Box E36
Bruceton Mills, WV  26330               1,857,140                          8.2%
--------------------------      --------------------------        --------------------

Denzel Jack Parsons
209 Joy Lane
Bridgeport, WV  26330                   1,250,000                          5.5%
==========================      ==========================        ====================
All officers and directors
of the Registrant as a group
(3 persons)                             5,071,866                         21.6%
======================================================================================



(1) Unless otherwise indicated, all shares are directly beneficially owned and investing power is held by the persons named.

(2) Includes vested options beneficially owned but not yet exercised and outstanding. Although Mr. Robinson and Mr. Ince own shares of Series A Convertible Preferred Stock, which are convertible into common stock, the conversion rate cannot be determined at this time and are therefore not included.

(3) Based upon 22,542,062 shares issued and outstanding, plus the amount of shares each person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(4) Mr. Robinson is an officer and director of the Registrant and each of its subsidiaries. Beneficial ownership figure includes 450,000 shares underlying options granted but not yet exercised.

(5) Mr. Ince is an officer and director of the Registrant and each of its subsidiaries. Beneficial ownership figure includes 450,000 shares underlying options granted but not yet exercised.


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B.       Series A Convertible Preferred Stock

The following table sets forth, as of November 10, 1999, the stock ownership of each person known by the Registrant to be the beneficial owner of five percent or more of the Registrant's Series A Convertible Preferred Stock, each Officer and Director individually and all Directors and Officers of the Registrant as a group. Each person is believed to have sole voting and investment power over the shares except as noted.


======================================================================================
Name and Address of               Amount and Nature of
Beneficial Owner (1)            Beneficial Ownership(1)           Percent of Class (2)
--------------------------      --------------------------        --------------------
William S. Robinson (3)
#3 - 1070 West Pender St.
Vancouver, B.C.  V6E 2N7                442,197                            67.6%
--------------------------      --------------------------        --------------------
William A. Ince (4)
#3 - 1070 West Pender St.
Vancouver, B.C.  V6E 2N7                212,213                            32.4%
==========================      ==========================        ====================
All officers and directors
of the Registrant as a group
(2 persons)                             654,410                             100%
======================================================================================


(1) Unless otherwise indicated, all shares are directly beneficially owned and investing power is held by the persons named.

(2) Based upon 654,410 Series A Convertible Preferred shares issued and outstanding.

(3) Mr. Robinson is an officer and director of the Registrant and each of its subsidiaries.

(4) Mr. Ince is an officer and director of the Registrant and each of its subsidiaries.


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ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a) Directors and Executive Officers of Registrant. The Registrant has a Board of Directors which is currently comprised of three members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of the Registrant and their respective age and position are as follows:

                                                                                                        Director of
Name                                  Age        Position with Registrant                            Registrant Since
------------------------------- ---------------- -------------------------------------------------- --------------------
William S. Robinson                   43         Chairman, CEO and Treasurer                           February 1996

William A. Ince                       49         Director, President, Secretary and Chief              February 1996
                                                 Financial Officer

Denzel Jack Parsons                   53         Director                                             October 4, 1999


(b) Directors and Executive Officers of NEXT. The Registrant's subsidiary, NEXT, has a Board of Directors which is comprised of two members who hold office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of NEXT and their respective age and position are as follows:

                                                                                                      Director of
Name                                  Age        Position with NEXT                                   NEXT Since
------------------------------- ---------------- ------------------------------------------------ --------------------
William S. Robinson                   43         Chairman, CEO and Treasurer                         November 1999

William A. Ince                       49         Director, President, Secretary and Chief            November 1999
                                                 Financial Officer


(c) Directors and Executive Officers of Emergent. The Registrant's subsidiary, Emergent, has a Board of Directors which is comprised of three members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of Emergent and their respective age and position are as follows:

                                                                                                      Director of
Name                                  Age        Position with Emergent                             Emergent Since
------------------------------- ---------------- ------------------------------------------------ --------------------
Denzel Jack Parsons                   52         Director and President                              October 1995

William S. Robinson                   43         Director and Treasurer                              December 1997

William A. Ince                       49         Director and Secretary                              December 1997

(d) Directors and Executive Officers of Integral Vision. The Registrant's subsidiary, Integral Vision, has a Board of Directors which is comprised of two members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board and the executive officers of Integral Vision and their respective age and position are as follows:

                                                                                                      Director of
                                                                                                    Integral Vision
Name                                  Age        Position with Integral Vision                           Since
------------------------------- ---------------- ------------------------------------------------ --------------------
William S. Robinson                   43         Chairman, CEO and Treasurer                        March 11, 1997

William A. Ince                       49         Director, President, Secretary and Chief           March 11, 1997
                                                 Financial Officer

(b)   Family Relationships. None.

(c)   Involvement in Certain Legal Proceedings. None.


               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

WILLIAM ROBINSON: (CHAIRMAN AND CEO): As a co-founder, and significant shareholder of the Registrant, Mr. Robinson has been responsible since the inception of the Registrant of securing funding, including the commitment of personal funds, in order to ensure the ongoing operations of the Registrant and its subsidiaries. Together with Mr. Ince, he has been responsible for the development and implementation of corporate strategies.

During the period 1988 to 1996, Mr. Robinson was President of Achieva Development Corporation. Achieva is a mining company with properties located in various counties throughout the world.

Mr. Robinson brings many years of management experience in finance, banking and corporate development. Previously, he acted as a director of a number of private and public companies involved in natural resources, sales and marketing, and computer technologies.

WILLIAM A. INCE: (DIRECTOR, PRESIDENT, SECRETARY AND CHIEF FINANCIAL OFFICER):
Mr. Ince, a co-founder and significant shareholder of the Registrant, is responsible, along with Mr. Robinson for the development and implementation of corporate strategies. He is responsible for cash management of the Registrant and its subsidiaries.

Prior to his engagement with the Registrant, Mr. Ince was a self-employed management consultant for a period of five years.

Mr. Ince brings with him a background as a professional accountant and experience from management positions in finance and operations in several private companies. He has held significant equity positions in companies in various industries. He has consulted to both private and public companies in the areas of marketing and finance, as well as turn-around situations. Mr. Ince has been responsible for "team building" efforts to ensure that each project is brought to fruition on a timely basis.

JACK PARSONS (DIRECTOR): Mr. Parsons' career began as a member of the US Army Special Forces from 1967-1981, serving in multiple countries, including Vietnam. From 1981 to 1987, Mr. Parsons served in numerous leadership roles with the Joint Communications Unit, including Requirements Manager for the Communications Enhancement Program for Joint Special Operations Forces. Following military retirement, as a program manager for Tracor Inc., Mr. Parsons established and managed the Field Technical Unit for the direct support to US Joint Special Operations Forces. In his role with Tracor, Mr. Parsons was responsible for the development and fielding of Light Weight Deployable Communications and Table Top Base Station for Special Forces' use. Mr. Parsons led the deployment of these systems in support of Operation Desert Storm.

In 1991, Mr. Parsons established Wintec, Inc. to provide engineering development services to the government base, relying on his knowledge of government contract and procurement procedures. Wintec has secured, and continues to secure, multi-million dollar, multi-year contracts with the Department of Defense. In 1995, Mr. Parsons left Wintec and has since served as President of the Registrant's subsidiary, Emergent.


                 SIGNIFICANT EMPLOYEES, CONSULTANTS AND ADVISORS

ROBERT M. CALIS (GENERAL MANAGER; INTEGRAL, VICE PRESIDENT, SALES AND MARKETING
NEXT): The Company has retained Mr. Calis as General Manager to Integral and as Vice President, Sales and Marketing of Integral's subsidiary, NEXT. Mr. Calis will assist Mr. Robinson and Mr. Ince in their efforts to move the Company forward through the commercialization of the technologies in which it has an interest.

Mr. Calis' background includes over 12 years of successful experience in the telecommunications industry in the areas of invisioneering, business development, marketing, operations, product management, sales and financial management. Most recently, Mr. Calis was President and CEO of Inevitable Technologies Inc., a leading supplier and developer of colloborative VideoConferencing Systems.

In his role of General Manager and Managing Director, Mr. Calis will initially develop and assist in the execution of a cohesive marketing effort for the commercialization of NEXT's antenna products and technologies. Mr. Calis will also assist the Company in the identification of potential strategic partners and licensees for its other technologies.

DANIEL HARRELL (VICE PRESIDENT PRODUCT DEVELOPMENT AND OPERATIONS, NEXT): Mr. Harrell is responsible for directing the daily activities of the development team, in its research and development activities, in order to meet the market needs. In addition, he is responsible for identification of new products, and subsequently moving them from the conceptual to production stage.

Mr. Harrell enjoyed a 17 year career with the US Army. In his 8 year engagement with HQ US Southcom, he was stationed in Panama. During his engagement as Site Commander, Project Officer and Intelligence Collector, he received the Joint Merious Service medal for outstanding performance during "Operation Just Cause" in Panama.

During his last 4 years in the military, Mr. Harrell was Director of Operations/Program Manager at HQ USA INSCOM, Ft. Belvoir, Virginia. In his capacity, he planned, executed and managed a $4 million annual budget to include a $1 million operational budget. He significantly improved resource utilization during a period of fiscal reduction and reduced manpower.

THOR LARSEN: (VICE PRESIDENT INTELLECTUAL PROPERTY INTEGRAL AND NEXT): Mr. Larsen brings to Integral and specifically, its new antenna technologies, valuable insight into the potential role of these antennas in the telecommunications industry and the possibilities for its technological marriage with other evolving wireless technologies. Another role for Mr. Larsen will be to protect the proprietary nature of the new antenna technologies developed by Integral and its subsidiaries. He will assist the Registrant in drafting documents for patent applications.

Mr. Larsen's career with IBM began in 1962 after his graduation from Columbia University with a Masters of Science in Electrical Engineering. During his career with IBM, he has been involved in a variety of projects with the focus being on developing and implementing leading edge technologies which provide for advancements in the data communication industry. He has been granted eleven US patents. Since 1986, Mr. Larsen held the position of Senior Technical Staff Member at IBM. From 1995 until his retirement from IBM on February 28, 1999, he has been responsible for developing new application for IBM's silicon germanium technology in wireless and wired communications.

IBM describes Silicon Germanium as "targeting microwave-frequency radio and mixed-signal applications, including the "explosively growing wireless communications market."

ABRAHAM WEI: Mr. Wei serves as an advisor to the Registrant on a variety of issues relating to market opportunities, product manufacturing and ongoing corporate development of the company.

As the CEO and founder of V-Packet.Com, Inc., Mr. Wei brings 15 years of diverse business experience in engineering, manufacturing and sales in the networking industry. Mr. Wei has held various positions with increasing scope and responsibility over the past 7 years at Ascend Communications, Inc. most recently as Vice President, Worldwide Sales Operations. Prior to this, Mr. Wei held the position of Vice President of Manufacturing Operations for Ascend in which he managed Ascend's manufacturing operations throughout the Company's astronomical growth from $40.0 million in sales in 1994 to $1.2 billion in sales in 1997. As a former Director of Ascend Communications, Mr. Wei maintains a personal and professional relationship with the executive management of Ascend.

Mr. Wei holds an MBA from Pepperdine University and Bachelor of Science degree in Computer Science University of California, Berkley. Mr. Wei participated in Ascend's successful initial public offering in 1994.

RICHARD SLEZAK: Mr. Slezak continues to advise the Registrant on a variety of issues relating to market opportunities and ongoing corporate development of the Company.

Mr. Slezak manages the Enterprise Networking Unit product portfolio including routers, ATM, VPN and Enterprise Network Switch products worldwide for Lucent Technologies, Inc.

Prior to his engagement at Lucent, Mr. Slezak spent over twenty years at AT&T. In his last position there he had managed the Advanced Intelligent Networks business with annual revenues of over $600 million.

Mr. Slezak holds an MBA in International Business from the University of Pittsburgh and is an Advisory Board Member of Telecommunications Magazine.

ITEM 6.  EXECUTIVE COMPENSATION

(a)      General

The following information discloses all plan and non-plan compensation awarded to, earned by, or paid to the executive officers of the Registrant for all services rendered in all capacities to the Registrant and its subsidiaries. No executive officer of the Registrant or its subsidiaries received a total annual salary and bonus exceeding $100,000 for the fiscal year ended June 30, 1999, or otherwise meets the reporting requirements of Item 402 of Regulation S-B.

(b)      Summary Compensation Table

The following table sets forth all compensation, including bonuses, stock option awards and other payments, paid or accrued by the Registrant and/or its subsidiaries, during the fiscal years ended June 30, 1999, 1998 and 1997 to or for the Registrant's Chief Executive Officer and each of the other executive officers of the Registrant.

                                                               Annual Compensation
                                              ------------------------------------------------------
              (a)                    (b)            (c)              (d)                (e)
             Name                                                                      Other
              And                   Year                                              Annual
           Principal                Ended         Salary            Bonus          Compensation
           Position                June 30          ($)              ($)                ($)
-------------------------------- ------------ ---------------- ---------------- --------------------
William S. Robinson,                1999         $105,000            -0-                -0-
Director, Chairman,                 1998         $ 90,000            -0-                -0-
CEO, Treasurer (n1)                 1997            -0-              -0-                -0-

William A. Ince,                    1999         $105,000            -0-                -0-
Director, President,                1998         $ 90,000            -0-                -0-
Secretary, (n2)                     1997         $ 32,476            -0-                -0-

         (n1) Pursuant to an employment agreement entered into between the Registrant and William Robinson, accrued salary for the fiscal year end June 30, 1999 was $105,000, of which no payments were made; and accrued salary for the fiscal year end June 30, 1998 was $90,000, of which no payments were made. Portions of Mr. Robinson's accrued salary were converted into shares common stock of the Registrant. In April 1999, Mr. Robinson received 333,333 shares of common stock in lieu of $50,000 salaries accrued in fiscal year ending June 30, 1998. Subsequent to fiscal year end, the balance of Mr. Robinson's accrued salary was converted into shares of Series A Convertible Preferred Stock. In September 1999, Mr. Robinson received 175,000 shares of Series A in lieu of $175,000 in accrued salaries. See, Item 4, Sales of Unregistered Securities, subparagraph (m).

         (n2) Pursuant to an employment agreement entered into between the Registrant and William Ince, accrued salary for the fiscal year end June 30, 1999 was $105,000, of which no payments were made; and accrued salary for the fiscal year end June 30, 1998 was $90,000, of which payments of $9,100 were made and $89,900 was accrued. Portions of Mr. Ince's accrued salary were converted into shares common stock of the Registrant. In April 1999, Mr. Ince received 333,333 shares of common stock in lieu of $50,000 salaries accrued in fiscal year ending June 30, 1998. Subsequent to fiscal year end, the balance of Mr. Ince's accrued salary was converted into shares of Series A Convertible Preferred Stock. In September 1999, Mr. Ince received 175,000 shares of Series A in lieu of $175,000 in accrued salaries. See, Item 4, Sales of Unregistered Securities, subparagraph (n).

                                                                 Long Term Compensation
                                                  -----------------------------------------------------
                                                                Awards                     Payouts
                                                  ------------------------------------ ----------------

              (a)                       (b)              (f)               (g)              (h)               (i)
              Name                                   Restricted
              And                     Year              Stock             Shares            LTIP           All Other
           Principal                  Ended           Award(s)          Underlying        Payouts         Compensation
            Position                 June 30             ($)             Options            ($)               ($)
------------------------------- ----------------- ------------------ ----------------- --------------- -------------------
William S. Robinson,                  1999               -0-           230,000(n1)           -0-               -0-
Chairman, CEO,                        1998               -0-               -0-               -0-               -0-
Treasurer                             1997               -0-             230,000             -0-               -0-

William A. Ince,                      1999               -0-           230,000(n1)           -0-               -0-
Director, President,                  1998               -0-               -0-               -0-               -0-
Secretary,                            1997               -0-             230,000             -0-               -0-

         (n1) 1999 option figures include repriced options previously granted in 1997 and not yet exercised. See details in notes to the following table for Option/SAR Grants In Last Fiscal Year.

(c)      Option/SAR Grants in Last Fiscal Year

The information provided in the table below provides information with respect to individual grants of stock options for the year ended June 30, 1999 to each of the executive officers named in the Summary Compensation Table above. The Registrant did not grant any stock appreciation rights for the year ended June 30, 1999.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                               Individual Grants

               (a)                        (b)                 (c)                 (d)                (e)
                                                           % of Total
                                       Number of          Options/SARS
                                       Securities          Granted to
                                       Underlying          Employees          Exercise or
                                      Options/SARs         in Fiscal           Base Price         Expiration
              Name                    Granted (#)          Year (n1)             ($/Sh)              Date
---------------------------------- ------------------- ------------------- ------------------- -----------------
William S. Robinson,                  230,000(n2)            10.1%                $.15             01/30/01
Chairman, CEO, Treasurer

William A. Ince, Director,            230,000(n3)            10.1%                $.15             01/30/01
President, Secretary

         (n1) The percentage of total options granted (1,635,000) and repriced (630,000) in the fiscal year is based upon all options granted to eligible participants, which includes officers, directors, employees, consultants and advisors, under the Registrant's employee stock option plan in fiscal 1999.

         (n2) William S. Robinson: Reflects repricing of 230,000 options granted on January 31, 1997, with an original exercise price of $.50 per share, repriced to $.15 per share on January 13, 1999. The options are fully vested. Subsequent to fiscal year end, on August 10, 1999,

                  Mr. Robinson was granted 120,000 options under Registrant's employee stock option plan at an exercise price of $.23, expiring on January 30, 2001, which options are not reflected in the above chart.

         (n3) William A. Ince: Reflects repricing of 230,000 options granted on January 31, 1997, with an original exercise price of $.50 per share, repriced to $.15 per share on January 13, 1999. The options are fully vested. Subsequent to fiscal year end, on August 10, 1999, Mr. Ince was granted 120,000 options under Registrant's employee stock option plan at an exercise price of $.23, expiring on January 30, 2001, which options are not reflected in the above chart.

(d) Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The information provided in the table below provides information with respect to each exercise of stock options during most recent fiscal year by the executive officers named in the Summary Compensation Table and the fiscal year end value of unexercised options.

           (a)                  (b)             (c)                 (d)                         (e)
                                                                 Number of                    Value of
                                                           Securities Underlying            Unexercised
                                                                Unexercised                 In-the-Money
                                                              Options/SARs at             Options/SARs at
                               Shares          Value             FY-End (#)                  FY-End($)
                            Acquired on      Realized           Exercisable/                Exercisable/
          Name              Exercise (#)      ($)(n1)          Unexercisable             Unexercisable(n1)
-------------------------- --------------- -------------- ------------------------- -----------------------------
William S. Robinson             -0-             -0-             230,000/-0-                 $25,300/-0-
Director, Chairman,
CEO, Treasurer

William A. Ince                 -0-             -0-             230,000/-0-                 $25,300/-0-
Director, President,
Secretary,

         (n1) The aggregate dollar values in columns (c) and (e) are calculated by determining the difference between the fair market value of the common stock underlying the options and the exercise price of the options at exercise or fiscal year end, respectively. In calculating the dollar value realized upon exercise, the value of any payment of the exercise price is not included.

(e)      Long-Term Incentive Plans ("LTIP") - Awards in Last Fiscal Year

This table has been omitted, as no executive officers named in the Summary Compensation Table above received any awards pursuant to any LTIP during fiscal 1999.

(f)      Compensation of Directors

No compensation was paid by the Registrant to its Directors for any service provided as a Director during the fiscal year ended June 30, 1999. There are no other formal or informal understandings or arrangements relating to compensation; however, Directors may be reimbursed for all reasonable expenses incurred by them in conducting the Registrant's business. These expenses would include out-of-pocket expenses for such items as travel, telephone, and postage.

(g)      Employment Contracts and Termination of Employment and
         Change-in-Control Arrangements

The Registrant has entered into employment agreements with William S. Robinson and William A. Ince. The term of both employment contracts is for five years beginning July 1, 1997 and ending June 30, 2002. Pursuant to each agreement, annual salary to each of William Robinson and William Ince is as follows:

                         July 1, 1997 to June 30, 1998        $ 90,000
                         July 1, 1998 to June 30, 1999        $105,000
                         July 1, 1999 to June 30, 2000        $120,000
                         July 1, 2000 to June 30, 2001        $120,000
                         July 1, 2001 to June 30, 2002        $120,000

Pursuant to the employment agreements, in the event the Registrant terminates the employment of the executive without cause, then the executive shall be entitled to severance pay equal to twelve month's base salary based on the base salary then in effect at the termination. In addition, the employment agreements provide that in the event the Registrant is indebted to the executive for a minimum of three months salary, the executive shall have the option to convert such unpaid salary into shares of common stock of the Registrant at market price (average daily closing over the previous month).

The Registrant's Board of Directors has complete discretion as to the appropriateness of (a) key-man life insurance, (b) obtaining officer and director liability insurance, (c) employment contracts with and compensation of executive officers and directors, (d) indemnification contracts, and (e) incentive plan to award executive officers and key employees.

The Registrant's Board of Directors is responsible for reviewing and determining the annual salary and other compensation of the executive officers and key employees of the Registrant. The goals of the Registrant are to align compensation with business objectives and performance and to enable the Registrant to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Registrant. The Registrant intends to provide base salaries to its executive officers and key employees sufficient to provide motivation to achieve certain operating goals. Although salaries are not specifically tied into performance, incentive bonuses may be available to certain executive officers and key employees. In the future, executive compensation may include without limitation cash bonuses, stock option grants and stock reward grants.

(h)      Employee Benefit and Consulting Services Compensation Plan

On February 20, 1997, the Registrant adopted an employee benefit and consulting services compensation plan (the "Plan"), which, as amended, covers up to 15% of the shares of the Registrant's outstanding common stock on any given date. Under the Plan, the Registrant may issue common stock and/or options to purchase common stock to certain officers, directors and employees and consultants of the Registrant and its subsidiaries. The purpose of the Plan is to promote the best interests of the Registrant and its shareholders by providing a means of non-cash remuneration to eligible participants who contribute to operating progress and earning power of the Registrant. The Plan is administered by the Registrant's Board of Directors or a committee thereof which has the discretion to determine from time to time the eligible participants to receive an award; the number of shares of stock issuable directly or to be granted pursuant to option; the price at which the option may be exercised or the price per share in cash or cancellation of fees or other payment which the Registrant or its subsidiaries is liable if a direct issue of stock and all other terms on which each option shall be granted. As of the fiscal year ended June 30, 1999, options to acquire 3,300,000 shares covered by the Plan were outstanding, all at exercise prices ranging from $.15 to $2.00 per share, and are fully vested, including grants to the following Officers and Directors of the Registrant to acquire the number of shares indicated: William S. Robinson, 230,000 options at $0.15 per share; and William A. Ince, 230,000 options at $0.15 per share.

Shares of common stock issued pursuant to the Plan are deemed to be issued pursuant to Rule 701 of the Securities Act of 1933 and are restricted securities as defined in Rule 144(a)(3) of the Securities Act of

1933. Ninety days after the effective date of this registration statement, participants in the Plan, including affiliates, may sell their shares in accordance with the exemption provided by Rule 701 without being bound by the one year holding period under Rule 144(d).

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) On February 16, 1996, in connection with the formation of the Registrant, the following affiliates were issued shares of common stock.

         Name                           Shares                  Consideration Received
         ----                           ------                  ----------------------
         William A. Ince                1,500,000               services valued at $15,000
         William S. Robinson            1,500,000               cash of $10,000 and services valued at $5,000
         Dr. James E. Smith             1,500,000               services valued at $15,000

(b) Between July 1996 and October 1996, the Registrant issued 175,000 shares to each of Dr. James Smith and Denzel Jack Parsons, each being affiliates of the Registrant. These shares were issued for cash at a price of approximately $.11 per share. These transactions were exempt from Registration under Section 504 of Regulation D of the Securities Act of 1933, as amended.

(c) Pursuant to an agreement and plan of reorganization between the Registrant and Integral Vision, pursuant to which Integral Vision became a wholly-owned subsidiary of the Registrant, Dr. Jim Smith was issued 57,140 shares of common stock of the Registrant in exchange for his 57.14% interest in Integral Vision.

(d) In February 1997, in anticipation of the Registrant acquiring a controlling interest in Emergent, the Registrant issued 1,800,000 shares of Common Stock, all of which were held in escrow. Prior to closing, the Registrant agreed to release to Denzel Jack Parsons 300,000 shares. Upon closing of the acquisition in April 1999, 300,000 shares were delivered to Dr. James E. Smith, and 1,200,000 shares were delivered to Denzel Jack Parsons.

(e) Dr. James E. Smith is a significant shareholder of the Registrant. He is a professor of West Virginia University ("WVU"). Dr. Smith is also the sole shareholder of Integral Concepts. The Registrant is a party to various agreements with Integral Concepts, WVU and the West Virginia University Research Corporation ("WVURC").

On April 12, 1994, WVURC granted an exclusive license to Integral Concepts: (1) to manufacture CTHAs and to license others to do so; and (2) to sublicense others to manufacture, market, sell copies of, license and distribute CTHAs. The consideration for the license was: (1) $1.00 and (2) a royalty of $3,000 per year or 10% of the net revenues received by Integral Concepts whichever is greater.

On January 2, 1996, Integral Concepts entered into a sublicense with Registrant's subsidiary, Emergent, wherein Integral Concepts granted to Emergent the exclusive worldwide right to manufacture, sell copies of, sublicense to and distribute the process and equipment related to the design, construction and operation of the CTHA and to further sublicense to others the rights to manufacture, sell copies of, license and distribute the same, to military and government applications worldwide. The term of the license agreement granted by Integral Concepts is perpetual and requires the payment of a minimum annual royalty of $3,000. Further, Emergent will pay a minimum annual royalty of 10% of the net royalties derived from sales, licenses or sublicenses of the CTHA technology with a credit for the minimum royalty.

ITEM 8.  DESCRIPTION OF SECURITIES

(a)      Capital Stock

The Registrant is presently authorized to issue 50,000,000 shares of its common stock, with a par value of $0.001 per share, and 20,000,000 shares of Preferred Stock, $.001 par value, of which 1,000,000 have been designated as Series A Convertible Preferred. At November 10, 1999, 22,542,062 shares of common stock are issued and outstanding, and 654,410 Series A Convertible Preferred shares are issued and outstanding.

(b)      Common Stock

The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the outstanding shares of common stock will be able to elect the entire Board of Directors and, if they do so, minority shareholders would not be able to elect any members to the Board of Directors.

Shareholders of the Registrant have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

The outstanding shares of common stock are fully paid and non-assessable. There are no outstanding options, warrants or rights to purchase shares of the Registrant's common stock, other than disclosed in this Registration Statement.

(c)      Preferred Stock

The Registrant's Articles of Incorporation authorize the Registrant to issue 20,000,000 shares of preferred stock, $.001 par value. The preferred stock may be divided into and issued in one or more series as may be determined by resolution of the board of directors. The board of directors is authorized, without any further action by the shareholders, to determine dividend rates, liquidation preferences, redemption provisions, sinking fund provisions, conversion rights, voting rights, and other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock and the number of shares constituting any such series. In addition, such preferred stock could have other rights, including voting and economic rights senior to the common stock so that the issuance of such preferred stock could adversely affect the market value of the common stock. The creation of one or more series of preferred stock also may have the effect of delaying, deferring or preventing a change in control of the Registrant without any action by shareholders.

The Registrant has designated 1,000,000 of the shares of preferred stock as Series A Convertible Preferred Stock, of which 654,410 shares have been issued. Each share of Series A:

         o has a stated value and liquidation preference of $1.00;

         o has a 5% annual dividend, payable in cash or shares of common stock;

         o may be converted into shares of common stock based on the current market price of the common stock;

         o may be redeemed by the Registrant within one year after issue at $1.50, after one year but less than two years at $2.00, after two years but less than three years at $2.50, after three years but less than four years at $3.00, and after four years but less than five years at $3.50;

         o may be voted on all matters on an as-converted basis; and

         o may be voted as a class on any merger, share exchange, recapitalization, dissolution, liquidation or change in control of the Registrant.

The details of the dividend rates, liquidation preferences, redemption provisions, conversion rights, voting rights, and other rights, preferences, privileges and restrictions are set forth in the "Designation of Rights and Preferences of Series A Convertible Preferred Stock," that was filed as an amendment to the Registrant's Articles of Incorporation on November 8, 1999.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is a limited public market for the common stock of the Registrant which currently trades on the NASD OTC Bulletin Board under the symbol "ITKG" where it has been traded since February 27, 1997.

The following table sets forth the range of high and low bid quotations for the Company's Common Stock on the OTC Bulletin Board for each quarter of 1998 and 1999.

                                            Low Bid         High Bid
                                            -------         --------
                  1st Qtr. 1998             $ 0.422          $1.422
                  2nd Qtr. 1998             $ 0.625          $1.313
                  3rd Qtr. 1998             $ 0.25           $0.906
                  4th Qtr. 1998             $ 0.125          $0.688

                  1st Qtr. 1999             $ 0.141          $0.438
                  2nd Qtr. 1999             $ 0.25           $0.484
                  3rd Qtr. 1999             $ 0.234          $0.438

The source of this information is America Online quotation services and broker-dealers making a market in the Company's Common Stock. These prices reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

As of November 10, 1999, there were approximately 98 holders of record of the Company's Common Stock (this number does not include beneficial owners who hold shares at broker/dealers in "street-name").

To date, the Registrant has not paid any dividends on its common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of the Registrant, and other factors as deemed relevant by the Registrant's Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding.

Although no litigation is pending, a dispute exists between WVU and the Registrant with respect to the development work performed by WVU on the Plasma Ignition System and Counterfeit Detection Technology. The dispute relates to the following:

     o amounts billed by WVU to the Registrant for development work contracted for by the Registrant,

     o    the value of such development work performed by WVU,

     o the ensuing delivery or non-delivery of prototypes to the Registrant by WVU, and

     o the ownership rights to equipment which was purchased pursuant to the development of the aforementioned technologies under the prototype development agreements.

Included in current liabilities is the amount of $397,296 owing to WVU for the development of the Plasma Ignition System and the Counterfeit Detection Technology. It is the opinion of management of the

Registrant that the balance owing to West Virginia University as reflected in these financial statements of $397,296 should be reduced to $43,052.

The effect of this write down of the amount owing to WVU on the Balance Sheet of the Company as at June 30, 1999, would be to reduce current liabilities from $1,009,020 to $654,776, thereby decreasing Stockholders' Deficit from $(547,492) to $(193,248).

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Registrant without registration since formation of the Registrant.

(a) On February 16, 1996 the Registrant issued a total of 6,000,000 shares of Common Stock to four persons who were founders of the Registrant. Issuance of the shares of Common Stock was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

(b) Between July 1996 and October 1996, the Registrant made a private placement of 5,650,000 shares of Common Stock at prices ranging from $.11 to $1.13 per share. Of the 5,650,000 shares issued, 559,000 shares were issued in consideration of services value at $61,605 ($.11 per share). No commissions were paid. This transaction was exempt from registration under Section 504 of Regulation D of the Securities Act of 1933, as amended.

(c) Pursuant to an agreement and plan of reorganization between the Registrant and Integral Vision dated March 11, 1997, pursuant to which Integral Vision became a wholly-owned subsidiary of the Registrant, three persons owning 100% of Integral Vision were issued a total of 100,000 shares of Common Stock of the Registrant in exchange for their interest in Integral Vision. The Registrant believes that the transaction was consummated in reliance on Section 4(2) and/or Regulation D of the Securities Act of 1933.

(d) In October 1997, the Registrant issued a total of 825,396 shares of its common stock at $0.7875 per share. Commissions of 12% of the gross proceeds were paid to a placement agent. This transaction was exempt from registration under
Section 504 of Regulation D of the Securities Act of 1933, as amended.

(e) Pursuant to an agreement and plan of reorganization between the Registrant and Emergent dated December 10, 1997, pursuant to which Emergent became a controlled subsidiary of the Registrant, two persons owning 100% of Emergent were issued a total of 1,800,000 shares of Common Stock of the Registrant in exchange for their interest in Emergent. The Registrant believes that the transaction was consummated in reliance on Section 4(2) and/or Regulation D of the Securities Act of 1933.

(f) In August 1998, the Registrant issued 50,000 shares of its common stock, at a deemed price of $.20 per share, for consulting services rendered to the Registrant. The Registrant believes this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

(g) In November and December 1998, the Registrant issued 200,000 shares to two persons as compensation for services rendered, valued at $39,000. This transaction was exempt from registration under Section 504 of Regulation D of the Securities Act of 1933, as amended.

(h) Between January 1999 and March 1999, the Registrant issued and sold shares of common stock and Debentures which were subsequently converted into shares of common stock for aggregate proceeds of $852,568. A management fee of 6% was paid in connection with the sale of the Debentures. An aggregate of 6,000,000 shares of common stock were issued. These transactions were exempt from registration under Section 504 of Regulation D of the Securities Act of 1933, as amended.

(i) In April 1999, the Registrant issued a total of 666,666 shares of its common stock, 333,333 to each of William S. Robinson and William A. Ince in consideration of management fees owing in the amount of $50,000 to each of William S. Robinson and William A. Ince. These shares were issued at a deemed price of $.15 per share. The Registrant believes this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

(j) In April 1999, the Registrant issued a total of 150,000 shares of its common stock in settlement of a litigation matter. The Registrant believes this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

(k) In May 1999, the Registrant issued a total of 645,000 shares of its common stock to members of the Registrant's employee benefit and consulting services plan who exercised their options granted under the plan. The exercise price of the shares issued was between $.15 and $.25 per share. These shares were issued pursuant to Rule 701 of the Securities Act.

(l) In July 1999, the Registrant issued 50,000 shares of its common stock, at a deemed price of $.25 per share, for consulting services rendered to the Registrant. The Registrant believes this transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

(m) In September 1999, the Registrant issued an aggregate 654,401 shares of its Series A Convertible Preferred Stock to officers and directors of the Registrant. William S. Robinson received 175,000 shares of Series A in lieu of accrued salaries through September 30, 1999 and 267,197 shares of Series A in repayment of loans made to the Registrant. William A. Ince received 175,000 shares of Series A in lieu of accrued salaries through September 30, 1999 and 47,213 shares of Series A in repayment of loans made to the Registrant. The Registrant believes this transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act.

(n) In November 1999, the Registrant issued a total of 405,000 shares of its common stock to members of the Registrant's employee benefit and consulting services plan who exercised their options granted under the plan. The exercise price of the shares issued ranged between $.15 and $.20 per share. These shares were issued pursuant to Rule 701 of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Articles of Incorporation and Bylaws provided the Registrant may indemnify a controlling person, office or director from liability for acting in such capacities, to the full extent permitted by the law of the State of Nevada. The Articles of Incorporation further provide that, to the full extent permitted by the Nevada Corporation Code, as the same exists or may hereafter be amended, a director or officer of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director or officer.

                                    PART F/S

Index                                                            Page
-----                                                            ----
1.       Audited Consolidated Financial Statements
                  June 30, 1999 and 1998                         F-2


2.       Unaudited Consolidated Financial Statements
                  September 30, 1999 and 1998                    F-18

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998
(U.S. DOLLARS)



      INDEX                                                                                              PAGE
      -----                                                                                              ----
      REPORT OF INDEPENDENT ACCOUNTANTS                                                                  F-3

      FINANCIAL STATEMENTS

      Consolidated Balance Sheets                                                                        F-4

      Consolidated Statements of Operations                                                              F-5

      Consolidated Statements of Stockholders' Equity (Deficiency)                                       F-6

      Consolidated Statements of Cash Flows                                                              F-7

      Notes to Consolidated Financial Statements                                                      F-8 - F-17

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND SHAREHOLDERS OF
INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying consolidated balance sheets of Integral Technologies, Inc. (A Development Stage Company) as of June 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years ended June 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 1999 and 1998 and the consolidated results of their operations and cash flows for each of the years ended June 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has minimal capital resources available and has incurred substantial losses to June 30, 1999. The Company must obtain additional financing to meet its cash flow requirements. These matters raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may result from the outcome of these uncertainties.

The financial statements of the Company for the period from February 12, 1996 (inception) through June 30, 1996 were audited by other auditors. We have compiled the cumulative amounts for the period from February 12, 1996 (inception) to June 30, 1999 from audited financial statements for the period from February 12, 1996 (inception) to June 30, 1996 and the audited consolidated financial statements for the years ended June 30, 1999, 1998 and 1997.




"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
November 4, 1999

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1999 AND 1998
(U.S. DOLLARS)


                                                                                           1999           1998
                                                                                        -----------    -----------
ASSETS

CURRENT
  Cash                                                                                  $       647    $       480
  Due from affiliated company                                                                     0        116,000
                                                                                        -----------    -----------
TOTAL CURRENT ASSETS                                                                            647        116,480
PROPERTY AND EQUIPMENT (note 6)                                                              42,238         21,796
INVESTMENT IN AND ADVANCES TO AFFILIATED COMPANY                                                  0        750,000
LICENSE AGREEMENTS AND INTANGIBLES (notes 5 and 7)                                        1,622,928          8,254
                                                                                        -----------    -----------

TOTAL ASSETS                                                                            $ 1,665,813    $   896,530
                                                                                        ===========    ===========

LIABILITIES

CURRENT
  Accounts payable and accruals (note 10)                                               $   544,511    $   326,544
  Due to West Virginia University Research Corporation (note 14)                            397,296        397,296
  Due to officers and directors                                                                   0         33,229
  Due to minority interest (note 5)                                                          79,412              0
  Liability to stockholder                                                                        0         25,000
                                                                                        -----------    -----------

TOTAL CURRENT LIABILITIES                                                                 1,021,219        782,069
LONG-TERM DEBT (note 8)                                                                     376,170        396,029
                                                                                        -----------    -----------

TOTAL LIABILITIES                                                                         1,397,389      1,178,098
                                                                                        -----------    -----------

CONTINGENCY (note 14)

STOCKHOLDERS' EQUITY (DEFICIENCY) (note 9)

PREFERRED STOCK, $0.001 Par Value, 20,000,000 shares authorized, no shares issued and outstanding

COMMON STOCK AND PAID IN CAPITAL IN EXCESS OF $0.001 PAR VALUE
  50,000,000     Shares authorized
  22,087,062     (1998 - 14,375,396) issued and outstanding                               4,016,267      1,786,630
PROMISSORY NOTES RECEIVABLE (note 9)                                                       (284,068)             0
OTHER COMPREHENSIVE INCOME                                                                   44,679         36,235
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                                         (3,508,454)    (2,104,433)
                                                                                        -----------    -----------

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)                                                     268,424       (281,568)
                                                                                        -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)                                 $ 1,665,813    $   896,530
                                                                                        ===========    ===========

                 See notes to consolidated financial statements.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


                                                                                    PERIOD FROM
                                                                                    FEBRUARY 12,
                                                                                       1996
                                    YEAR ENDED      YEAR ENDED      YEAR ENDED      (INCEPTION)
                                      JUNE 30,       JUNE 30,        JUNE 30,         THROUGH
                                       1999            1998            1997        JUNE 30, 1999
                                   ------------    ------------    ------------    -------------
EXPENSES
  Interest on beneficial
    conversion feature (note 12)   $    566,456               0    $          0    $    566,456
  Consulting                            214,068         233,317          97,434         612,995
  Salaries                              280,600         233,759               0         514,359
  Legal and accounting                  106,051          79,091          59,391         247,901
  Research and development               64,521         258,384         356,118         908,114
  Bank charges and interest, net         55,760          41,385          39,726         136,343
  Travel and entertainment               34,085          93,043         118,372         267,390
  Telephone                              26,341          42,319          35,269         103,929
  General and administrative             20,656          54,284          51,505         141,337
  Rent                                   18,905          26,095          17,631          69,354
  Advertising                             7,615          39,885          36,631          84,131
  Write-down of license and
    operating assets (note 5(a))              0         424,654               0         424,654
  Depreciation and amortization           8,963          14,000          10,140          34,334
                                   ------------    ------------    ------------    ------------

LOSS BEFORE EXTRAORDINARY ITEM       (1,404,021)     (1,540,216)       (822,217)     (4,111,297)
EXTRAORDINARY ITEM
  Cancellation of debt (note 8)               0         602,843               0         602,843
                                   ------------    ------------    ------------    ------------

NET LOSS FOR PERIOD                $ (1,404,021)   $   (937,373)   $   (822,217)   $ (3,508,454)
                                   ============    ============    ============    ============

LOSS PER COMMON SHARES
  BEFORE EXTRAORDINARY ITEM        $      (0.08)   $      (0.12)   $      (0.09)
EXTRAORDINARY ITEM PER COMMON
  SHARE                                    0.00            0.05             0.0
                                   ------------    ------------    ------------    ------------

NET LOSS PER COMMON SHARE          $      (0.08)   $      (0.07)   $      (0.09)
                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING          17,285,785      12,343,346       8,894,110
                                   ============    ============    ============    ============


                 See notes to consolidated financial statements.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1996
(U.S. DOLLARS)


                                                                                                     PERIOD FROM
                                                                                                     FEBRUARY 12,
                                                                                                        1996
                                                     YEAR ENDED      YEAR ENDED      YEAR ENDED      (INCEPTION)
                                                      JUNE 30,        JUNE 30,        JUNE 30,         THROUGH
                                                        1999            1998            1997        JUNE 30, 1996
                                                    ------------    ------------    ------------    -------------
SHARES OF COMMON STOCK ISSUED
  Balance, beginning of year                          12,575,396      11,750,000       6,000,000               0
  Issued for
    Cash                                                 200,000         825,396       5,086,000       1,000,000
    Exercise of stock options                            445,000               0               0               0
    Promissory note                                    1,683,789               0               0               0
    Settlement of lawsuit                                150,000               0               0               0
    Property and equipment (to officers
      and directors)                                           0               0               0       1,500,000
    Services (provided by officers and
      directors)                                         666,666               0               0       2,000,000
    Services                                             250,000               0         564,000       1,500,000
    Conversion of convertible debenture                3,869,120               0               0               0
    Acquisition of subsidiary                          1,800,000               0         100,000               0
    Held in escrow                                       447,091               0               0               0
                                                    ------------    ------------    ------------    ------------
  Balance, end of year                                22,087,062      12,575,396      11,750,000       6,000,000
                                                    ============    ============    ============    ============
COMMON STOCK AND PAID-IN CAPITAL IN EXCESS OF PAR
  Balance, beginning of year                        $  1,786,630    $  1,214,630    $     60,000    $          0
  Issued for
    Cash                                                  50,000         650,000         865,514          10,000
    Exercise of stock options                             80,500               0               0               0
    Promissory notes receivable                          252,568               0               0               0
    Settlement of lawsuit                                 15,000               0               0               0
    Property and equipment (to officers
      and directors                                            0               0               0          15,000
    Services (provided by officers and
      directors)                                         100,000               0               0          20,000
    Share issue costs                                   (100,500)        (78,000)        (48,920)              0
    Services                                              50,000               0          63,036          15,000
    Conversion of convertible debenture                  525,813               0               0               0
    Acquisition of subsidiary                            619,200               0         275,000               0
    Stock option compensation benefit                     70,600               0               0               0
    Interest on beneficial conversion                    566,456               0               0               0
                                                    ------------    ------------    ------------    ------------

  Balance, end of year                              $  4,016,267    $  1,786,630    $  1,214,630    $     60,000
                                                    ============    ============    ============    ============
PROMISSORY NOTES RECEIVABLE
  Balance, beginning of year                        $          0    $          0    $          0    $          0
  Issued during year                                    (284,068)              0               0               0
                                                    ------------    ------------    ------------    ------------
  Balance, end of year                              $   (284,068)   $          0    $          0    $          0
                                                    ============    ============    ============    ============
OTHER COMPREHENSIVE INCOME
  Balance, beginning of year                        $     36,235    $     11,375    $     (1,226)   $          0
  Foreign currency translation adjustment                  8,444          24,860          12,601          (1,226)
                                                    ------------    ------------    ------------    ------------
  Balance, end of year                              $     44,679    $     36,235    $     11,375    $     (1,226)
                                                    ============    ============    ============    ============
DEFICIT ACCUMULATED DURING
  DEVELOPMENT STAGE
  Balance, beginning of year                        $ (2,104,433)   $ (1,167,060)   $   (344,843)   $          0
  Net loss for year                                   (1,404,021)       (937,373)       (822,217)     (3,508,454)
                                                    ------------    ------------    ------------    ------------
  Balance, end of year                              $ (3,508,454)   $ (2,104,433)   $ (1,167,060)   $ (3,508,454)
                                                    ============    ============    ============    ============

TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)             $    268,424    $   (281,568)   $     58,945    $ (3,449,680)
                                                    ============    ============    ============    ============


                 See notes to consolidated financial statements.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)

                                                                                                     PERIOD FROM
                                                                                                     FEBRUARY 12,
                                                                                                        1996
                                                        YEAR ENDED     YEAR ENDED      YEAR ENDED    (INCEPTION)
                                                          JUNE 30,       JUNE 30,       JUNE 30,       THROUGH
                                                           1999           1998           1997       JUNE 30, 1999
                                                        -----------    -----------    -----------   -------------
OPERATING ACTIVITIES
    Net loss                                            $(1,404,021)   $  (937,373)   $  (822,217)   $(3,508,454)
    Adjustments to reconcile net loss to
    net cash used in operating activities
      Extraordinary item                                          0       (602,843)             0       (602,843)
     Consulting services and financing fees                 150,000              0         63,036        248,036
     Depreciation and amortization                           13,466         14,000         10,140         38,837
     Stock option compensation benefit                       70,600              0              0         70,600
     Interest on beneficial conversion                      566,456              0              0        566,456
     Settlement of lawsuit                                   15,000              0              0         15,000
     Write-down of license and operating assets                   0        424,654              0        424,654
   Changes in non-cash working capital
     Due from affiliated company                                  0       (112,922)        (3,078)      (116,000)
     Promissory notes receivable                           (284,068)             0              0       (284,068)
     Other                                                        0            757         (1,173)        (2,612)
     Accounts payable and accruals                          217,967        208,737        110,919        544,511
     Due to West Virginia University
       Research Corporation                                       0        157,384         22,821        397,296
     Due to affiliated companies                                  0        (50,000)        41,749              3
     Due to officers and directors                          (33,229)        23,229          7,186              0
                                                        -----------    -----------    -----------    -----------
NET CASH USED BY OPERATING ACTIVITIES                      (687,829)      (874,377)      (570,617)    (2,208,584)
                                                        -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
   Purchase of property, equipment and
      intangibles assets                                    (33,908)             0        (56,568)      (111,539)
    Assets acquired and liabilities assumed
     on purchase of subsidiary                             (129,474)             0              0       (129,474)
   Investment in and advances to affiliated
      companies                                                   0              0       (660,000)      (750,000)
    License agreements                                            0              0       (116,581)      (124,835)
                                                        -----------    -----------    -----------    -----------
NET CASH USED BY INVESTING ACTIVITIES                      (163,382)             0       (833,149)    (1,115,848)
                                                        -----------    -----------    -----------    -----------
FINANCING ACTIVITIES
    Advances from stockholders                               79,412        240,705        758,167      1,078,284
    Repayments to stockholders                              (94,046)             0              0        (94,046)
    Liability to issue common stock                         (25,000)        25,000       (249,429)             0
    Proceeds from issuance of common stock                  383,068        650,000        865,514      1,923,582
    Proceeds from convertible debentures                    600,000              0              0        600,000
    Share issue costs                                      (100,500)       (78,000)             0       (227,420)
                                                        -----------    -----------    -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   842,934        837,705      1,374,252      3,280,400
                                                        -----------    -----------    -----------    -----------
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH                8,444         24,860         12,601         44,679
                                                        -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN CASH                                     167        (11,812)       (16,913)           647
CASH, BEGINNING OF PERIOD                                       480         12,292         29,205              0
                                                        -----------    -----------    -----------    -----------
CASH, END OF PERIOD                                     $       647    $       480    $    12,292    $       647
                                                        ===========    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Issue of common stock
    For property and equipment                          $         0    $         0    $         0    $    15,000
    For services (provided by officers and directors)       100,000              0              0        120,000
    For settlement of lawsuit                                15,000              0              0         15,000
    For services                                             50,000              0         63,036        148,036
    For acquisition of subsidiary                           619,200              0        275,000        894,200
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid                                                 0         41,385         39,726         81,111
    Income tax paid                                               0              0              0              0
                                                        ===========    ===========    ===========    ===========


                 See notes to consolidated financial statements.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


1.       INCORPORATION AND NATURE OF OPERATIONS

         The Company was incorporated under the laws of the State of Nevada on February 12, 1996. The Company is in the development stage as more fully defined in Statement No. 7 of the Financial Accounting Standards Board. Planned principal operations of the Company have not yet commenced.

         The Company intends to capitalize on new, patented or patent pending technologies or advancements in technologies. Pursuant to an agreement dated November 8, 1995 between three individuals, including two officers and directors of the Company, and Integral Concepts Inc. ("ICI"), a company 100% controlled by a significant shareholder of the Company and an employee of West Virginia University Research Corporation ("WVURC"), the Company has been assigned the rights of the three individuals which include the first right of refusal to acquire the marketing and manufacturing rights to all technologies assigned to ICI by WVURC. ICI obtains the manufacturing and marketing rights to all technologies developed by WVURC pursuant to an exclusive agreement, however, West Virginia University retains all proprietary rights to the technologies.

         To June 30, 1999, the Company has acquired or is in the process of acquiring certain rights to further develop, manufacture and market worldwide four new technologies originally assigned to ICI:

         a) Contrawound Toroidal Helical Antenna - government and military applications (note 7(a))
         b)       Plasma Ignition System (note 7(b))
         c)       2D Machine Vision Colorimetry (note 7(c))
         d)       3D Machine Vision Colorimetry (note 7(d))

         The Company's head office is located in Vancouver, Canada. However, all further development of the above technologies is being done either directly by the Company or WVURC at West Virginia University.

2.       GOING CONCERN

         These financial statements have been prepared by management in accordance with generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

         The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit during the development stage of $3,508,454; (1998 - $2,104,433). These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses (note 12). The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of consolidation

                  These financial statements include the accounts of Integral Technologies, Inc. (a development stage company), its wholly-owned subsidiary, Integral Vision Systems, Inc. ("IVSI") (a development stage company) and in 1999, its 80% owned subsidiary Emergent Technology Corporation ("ETC") (a development stage company). All intercompany balances and transactions have been eliminated.

         (b)      Depreciation and amortization

                  Depreciation and amortization are provided using the straight-line method based on the following estimated useful lives:

                           Machinery, furniture and equipment      -   5 Years
                           Computer hardware and software          -   5 Years
                           Leasehold improvements                  -   3 Years

                  The Company reviews long-term assets to determine if the carrying amount is recoverable based on the estimate of future cash flow expected to result from the use of the asset and its eventual disposition. If in this determination there is an apparent shortfall, the loss will be recognized as a current charge to operations.

         (c)      Loss per share

                  Loss per share computations are based on the weighted average number of common shares outstanding during the period. Common share equivalents consisting of stock options are not considered in the computation because their effect would be anti-dilutive.

         (d)      Shares issued in exchange for services

                  The valuation of the common shares issued in exchange for services is valued at an estimated fair market value as determined by officers and directors of the Company based upon other sales and issuances of the Company's common shares within the same general time period.

         (e)      Foreign currency translation

                  Amounts recorded in foreign currency are translated into United States dollars as follows:

                  (i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; and,

                  (ii) Revenues and expenses, at the average rate of exchange for the year.

                  Gains and losses arising from this translation of foreign currency are excluded from net loss for the period and accumulated as a separate component of shareholder's equity (deficiency).

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (f)      License agreements and intangibles

                  The Company is in the development stage with respect to the technologies acquired pursuant to the license agreements. At such time as commercial production commences, those costs will be charged to operations on a unit-of-production method based on estimated future sales. When there is little prospect of further development of the technology by the Company, the costs of that license agreement will be charged to operations.

         (g)      Research and development

                  Research and development expenditures are charged to operations as incurred.

         (h)      Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

         (i)      Financial instruments

                  The Company's financial instruments include cash, amounts due from/to affiliated company, note receivable, investment in and advances to affiliated company, accounts payable and accruals, due to West Virginia University Research Corporation, long-term debt and minority interest. Unless otherwise noted, in the opinion of management, the carrying value of these financial instruments approximates their fair market values and the Company is not exposed to significant credit, interest or currency risk.

         (j)      Income taxes

                  The Company uses the asset and liability approach in its method of accounting for income taxes which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance against deferred tax assets is recorded if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

         (k)      Stock based compensation

                  The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense is recorded when options are granted to management at discounts to market.

         (l)      Interest on beneficial conversion

                  The beneficial conversion features relating to the 2% convertible debenture (note 8) and promissory note are accounted for as interest. This policy conforms to the accounting for these transactions announced by the SEC staff in March, 1997.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


4.       COMPARATIVE FIGURES

         Certain of the comparative figures were reclassified to conform with the current year's presentation.

5.       ACQUISITIONS

         (a) By agreement dated March 11, 1997 (the effective date of acquisition), the Company acquired a 100% interest in Integral Vision Systems, Inc. ("IVSI") (a development stage company) for 100,000 common shares of the Company at a deemed value of $2.75 per share (equal to one-half the closing market trading price of the Company's shares on the NASD market on March 11,
                  1997). The shares were issued pursuant to an exemption from registration under the Securities Act of 1933 and are "restricted securities" as that term is defined in Rule 144. The Company advanced $158,000 to IVSI prior to the acquisition date. The acquisition has been accounted for by the purchase method.

                  The cost of the acquisition has been allocated in these financial statements as follows:

                  Purchase price - 100,000 common shares        $275,000
                  Funds advanced to IVSI prior to acquisition    158,000
                                                                --------

                                                                 433,000
                  Fair market value of net assets acquired        41,419
                                                                --------

                  Purchase price discrepancy allocated to
                    license agreement (note 7(d))               $391,581
                                                                ========

                  IVSI's net loss from operations for the year ended June 30, 1998 amounted to $83,853 (1997 loss of $137,601) and these operating results are included in the consolidated statement of operations.

                  The operations of IVSI have ceased while management seeks a new technology partner. Accordingly, the Company's investment in the license agreement of $391,581 has been written off and the net operating assets of IVSI amounting to $33,073 have been written off.

         (b) In September 1996, the Company entered into a letter agreement to acquire a 10% interest in ETC (a development stage company) from two related parties of the Company for consideration of $100,000 (as at June 30, 1998 this investment was accounted for at cost). The Company had an option to acquire the remaining 90% interest in ETC by issuing 1,800,000 common shares of the Company and by funding ETC's research and development of the Contrawound Toroidal Helical Antenna for government and military applications (note 1) to a minimum of $1,200,000 (of which the Company advanced a total of $650,000). The Company issued 1,800,000 shares which at the 1998 year-end were held by ETC's attorney in escrow subject to the closing of the final agreement (which was closed March 11, 1999). The shares were released from escrow and are recorded in these financial statements at $0.344 per share, the closing market trading price of the Company's shares on the NASD market on March 11, 1999. The 1,800,000 shares and the $650,000 advanced entitles the Company to a further 70% interest in ETC.

                  During the year, a third party investor contributed $470,588 in cash for a 20% interest in ETC. The same investor contributed a further $79,412 which they intend to convert into shares of ETC. This will dilute the Company's ownership interest in ETC to 76.625%.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


5.       ACQUISITIONS (Continued)

         The cost of the acquisition has been allocated in these financial statements as follows:

         Purchase price (1,800,000 shares)         $   619,200
         10% investment acquired in prior year         100,000
                                                   -----------
                                                       719,200
         Net assets (liabilities) acquired            (895,474)
                                                   -----------
         Purchase price discrepancy allocated to
           license agreement (note 7(a))           $ 1,614,674
                                                   ===========

6.       PROPERTY AND EQUIPMENT

                                                            1999                   1998
                                                         ACCUMULATED
                                                         AMORTIZATION
                                                             AND
                                               COST      DEPRECIATION     NET       NET
                                              -------    ------------   -------   -------
         Machinery, furniture and equipment   $56,583      $22,634      $33,949   $11,263
         Computer hardware and software        20,825       12,536        8,289     9,311
         Leasehold improvements                 3,667        3,667            0     1,222
                                              -------      -------      -------   -------
                                              $81,075      $38,837      $42,238   $21,796
                                              =======      =======      =======   =======

7.       LICENSE AGREEMENTS

         (a)      Toriodal Helical Antenna

                  ETC was formed to develop, commercialize, market and manufacture certain proprietary Toroidal Helical Antenna Technology ("the Technology") (note 1). The Company obtained an exclusive sub-license to the technology from Integral Concepts, Inc. ("ICI"), a company 100% controlled by a former shareholder of ETC, a significant shareholder of the Company, and an employee of WVURC of its right, title and interest in and to all worldwide government and military applications and resulting procurement interests in the Technology. ICI obtained the license to the Technology from WVURC. WVURC has the proprietary interest in and holds the patents to the technology.

                  All development of the Technology is being done by the Company or WVURC at West Virginia University.

                  Pursuant to an agreement dated January 2, 1996 with ICI, ETC acquired the right to manufacture and market the Toriodal Helical Antenna Technology. The Company is obligated to pay a $3,000 minimum annual royalty to WVURC to maintain the license in good standing. In addition, a further 10% royalty of any net revenues is payable to WVURC on behalf of ICI, such royalties to be reduced by the $3,000 minimum annual royalty payment. To date there have been no net revenues.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


7.       LICENSE AGREEMENTS (Continued)

                  The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVURC on behalf of ICI.

                  Either party may terminate this agreement upon 90 days written notice. The Company is responsible for the reimbursement of project development costs incurred by WVURC.

         (b)      Plasma Ignition System

                  Pursuant to an agreement dated February 15, 1996 with ICI, the Company acquired the rights to manufacture and market the Plasma Ignition System (note 1), an ignition system for internal combustion engines, for a license fee of $8,251. The Company is obligated to pay a $3,000 minimum annual royalty to WVURC on behalf of ICI to maintain the license in good standing. In addition, a further 10% royalty of any net revenues is payable to WVURC on behalf of ICI and a 1% royalty of any gross revenues is payable to ICI. Such royalties are to be reduced by the $3,000 minimum annual royalty. To date there have been no net revenues.

                  The license is automatically renewed for one-year periods each December 31 as long as the required minimum royalty payments described above are paid to WVURC on behalf of ICI.

                  Pursuant to an agreement dated February 9, 1996 with WVURC, the Company is responsible for the reimbursement of project development costs which are incurred by WVURC. To June 30, 1999, $445,570 of project development costs has been paid or is payable to WVURC (note 14). Either party may terminate this agreement upon 90 days written notice.

         (c)      2D Machine Vision Colorimetry

                  Pursuant to an agreement dated February 9, 1996 with ICI, the Company acquired the right to manufacture and market the 2D Machine Vision Colorimetry (note 1), a counterfeit currency determination software. The Company is obligated to pay a $3,000 minimum annual royalty to WVURC to maintain the license in good standing. In addition, a further 10% royalty of any net revenues is payable to WVURC on behalf of ICI, such royalties to be reduced by the $3,000 minimum annual royalty payment. To date there have been no net revenues

                  The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVURC on behalf of ICI.

                  Pursuant to an agreement dated February 9, 1996 with WVURC, the Company is responsible for the reimbursement of project development costs incurred by WVURC. To June 30, 1999, $350,151 of project development costs has been paid or is payable to WVURC (note 14). Either party may terminate this agreement upon 90 days written notice.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


7.       LICENSE AGREEMENTS (Continued)

         (d)      3D Machine Vision Colorimetry

                  The Company's subsidiary, IVSI, acquired the right to manufacture and market the 3D Machine Vision Colorimetry (note
                  1), a color quality control software. IVSI is obligated to pay a $3,000 minimum annual royalty to WVURC to maintain the license in good standing. In addition, a further 10% royalty of any net revenues is payable to WVURC on behalf of ICI, such royalties to be reduced by the $3,000 minimum annual royalty payment. To date there have been no net revenues

                  The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVURC on behalf of ICI. Either party may terminate this agreement upon 90 days written notice.

                  On June 10, 1995, IVSI entered into an "Exclusive Limited Sublicense Agreement" with REGI U.S., INC. ("REGI"), whereby REGI obtained an exclusive sublicense to market and distribute the 3D Machine Vision Colorimetry in Canada. The sublicense requires REGI to pay to IVSI 2% of the "Net Revenues" (as defined in the sublicense) that REGI derives from the technology. Minimum royalty payments are as follows:

                  1997                            $3,000
                  1998                             4,500
                  1999                             6,000
                  Every year thereafter            6,000

                  REGI shall have the option to renew the sublicense for successive one year periods so long as REGI is not in default of the terms of the sublicense and the Company's license is renewed by its licensor.

                  As described in note 5(a), IVSI has ceased operations while it seeks a new technology partner.

8.       LONG-TERM DEBT

                                                                                           1999       1998
                                                                                         --------   --------
         2% convertible debenture, due January 2004 convertible at the holder's option
         into common stock of the Company                                                $ 75,000   $      0
         10% Loan repayable on demand with one year's notice to two officers and
         directors of the Company                                                         301,170    396,029
                                                                                         --------   --------

                                                                                         $376,170   $396,029
                                                                                         ========   ========

         During the year ended June 30, 1999, the Company issued $600,000, 2% convertible debentures. Of this amount $525,000 was converted to 3,869,120 common shares (note 13(a)(ii)).

         During the year ended June 30, 1998, all rights, title and interest in a revolving line of credit, due to an officer and director of the Company was conveyed to the Company for $1 and the loan was cancelled. The line of credit balance of $563,843 and accrued interest of $39,000 is recorded as an extraordinary item in the consolidated statement of operations for the year ended June 30, 1998.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


9.       STOCKHOLDERS' EQUITY (DEFICIENCY)

         (a)      Authorized preferred shares

                  The preferred shares may be issued in one or more series. The distinguishing features of each series including preference, rights and restrictions are to be determined by the Company's Board of Directors upon the establishment of each such series (note 13).

         (b)      Stock options

                  Pursuant to the Company's 1996 Incentive Compensation Plan as subsequently amended in 1997, the Company may issue stock options and stock bonuses for shares in the capital stock of the Company to provide incentives to officers, directors, key employees and other persons who contribute to the success of the Company. The exercise price of the Incentive Options (employees of the Company or its subsidiaries) is no less than the fair market value of the stock at the date of the grant and for non-employees the exercise price is no less than 80% of the fair value (defined as the most recent closing sale price reported by NASDAQ) on the date of the grant.

                  The following table summarizes the Company's stock option activity for the years ended June 30, 1999, 1998 and 1997.

                                                                                                                        WEIGHTED
                                                                                                  EXERCISE              AVERAGE
                                                                                NUMBER              PRICE               EXERCISE
                                                                               OF SHARES          PER SHARE               PRICE
                                                                              -----------      ----------------         --------
                  BALANCE, JUNE 30, 1996                                               $0      $             0           $ 0.00
                  Granted during year ended
                    June 30, 1997                                               1,990,000      $ 0.15 - $ 0.25           $ 0.24
                                                                              -----------      ----------------          ------

                  BALANCE JUNE 30, 1998 AND 1997                                1,990,000      $ 0.15 to $ 2.00          $ 0.24
                  Granted during year ended
                    June 30, 1999                                               1,635,000      $ 0.15 to $ 0.25          $ 0.17
                  Cancelled                                                   (1,260,000)                $ 0.15          $ 0.15
                  Exercised                                                     (445,000)      $ 0.15 to $ 0.25          $ 0.20
                                                                              -----------      ----------------          ------
                  BALANCE JUNE 30, 1999                                         1,920,000      $ 0.15 to $ 2.00          $ 0.26
                                                                              ===========      ================          ======

                  The exercise price per share at June 30, 1998 and 1997 were $0.50 to $2.00. During the year ended June 30, 1999, 1,260,000 of the 1,990,000 stock options were cancelled, and 630,000 stock options were repriced to $0.15 to $0.25.

                  These changes have been retroactively adjusted above.

                  Subsequent to June 30, 1999, 87,500 and 665,000 additional share options were issued under the plan for exercise prices of $0.40 and $0.23 respectively.

                  The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan, and accordingly, compensation expense of $70,600 was recognized as salaries expense during the year ended June 30, 1999.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


9.       STOCKHOLDERS' EQUITY (DEFICIENCY) (Continued)

         (c) Included in promissory notes receivable are:

             (i) $31,500 on exercise of 210,000 stock options, interest at 10% per annum, due November 1, 1999; and,
             (ii) $252,568 for issue of 1,683,789 common shares, interest at 6%
                  per annum, due January 17, 2001.

10.      RELATED PARTY TRANSACTIONS

         (a) The Company's acquisition of IVSI and ETC as described in notes 5(a) and 5(b) respectively were acquired from two significant shareholders of the Company.

         (b) Accounts payable at June 30, 1999 includes $383,500 (1998 - $220,000) due to two directors and officers of the Company.

         (c) Long-term debt includes $301,170 (1998 - $396,029) due to officers and two directors of the Company.

         (d) The Company accrued salaries and interest payable of $263,500 (1998 - $220,000; 1997 - $Nil) due to two directors and officers of the Company. Of the 1999 amount, $100,000 was settled by issue of 666,666 common shares.

         (e)      The Company paid $23,670 (1998 - $9,100; 1997 - $23,707) to two officers and directors for consulting fees.

         (f)      The Company advanced $6,000 (1998 - $6,000, 1997 - $3,000) to
                  ICI for royalties and was charged $Nil (1998 - $257,384; 1997
                  - $313,026) by WVURC for reimbursement of research and development expenditures.

11.      INCOME TAXES

         A deferred tax asset stemming from the Company's net operating loss carry forward, has been reduced by a valuation account to zero due to uncertainties regarding the utilization of the deferred assets. At June 30, 1999 the Company has available a net operating loss carry forward of approximately $2,448,000 which it may use to offset future federal taxable income. The net operating loss carry forward if not utilized, will begin to expire in 2011.

12.      INTEREST ON BENEFICIAL CONVERSION

         The difference between the market value of the Company's shares on the date of conversion and the conversion rate pursuant to $525,000 of the convertible debenture issued during the year was $398,077.

         The difference between the market value of the Company's shares and the issue price of 1,683,789 common shares for a promissory note in the amount of $252,568 was $168,379. These amounts have been recorded as interest expense in the statement of operations.

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) THROUGH JUNE 30, 1999
(U.S. DOLLARS)


13.      SUBSEQUENT EVENTS

         (a)      Share issuances subsequent to June 30, 1999 were as follows:

                  (i) 405,000 shares on exercise of stock options for a total value of $87,500.

                  (ii) 447,091 shares released from escrow on conversion of convertible debenture of $75,000 (note 8).

                  (iii) 50,000 shares in lieu of services at an ascribed value of $13,000.

         (b) Subsequent to June 30, 1999, the Company designated 1,000,000 of its authorized 20,000,000 preferred shares as Series A Convertible Preferred Stock with a par value of $0.001 each. Cumulative dividends are accrued at the rate of 5% annually, payable at the option of the Company. The shares may be converted to restricted common shares at the average trading price ten days prior to conversion, and entitled to votes equal to the number of common shares into which each series of preferred stock may be converted. Each Series A Convertible Preferred Stock may be redeemed by the Company for $1.50 each within one year after the date of issue, or $2.00, $2.50, $3.00 and $3.50 in each of the subsequent four years after date of issue.

                  The Company intends to settle $383,229 included in accounts payable and $281,182 included in long-term debt, both amounts due to two officers and directors of the Company, by issue of $664,411 Series A Convertible Preferred Stock subsequent to June 30, 1999.

14.      CONTINGENCY

         A dispute exists between WVURC and the Company with respect to the development work performed by WVURC on the Plasma Ignition System and the Counterfeit Detection Technology. The Company has included in its accounts the amount owing to WVURC of $397,296, however, it is the opinion of management that this amount should be reduced to $43,052. Management intends to defend this position. As the actual outcome cannot be determined at this time, any adjustments required will be recorded by the Company when settlement occurs.

15.      COMPREHENSIVE LOSS

                                                                                                                    PERIOD FROM
                                                                                                                    FEBRUARY 12,
                                                                                                                        1996
                                                                                                                    (INCEPTION)
                                                 YEAR ENDED             YEAR ENDED           YEAR ENDED               THROUGH
                                                  JUNE 30,               JUNE 30,             JUNE 30,               JUNE 30,
                                                    1999                   1998                 1997                   1999
                                                -----------             ---------            ---------              -----------
         Net loss                               $(1,404,021)            $(937,373)           $(822,217)             $(3,508,454)
         Other
           comprehensive
           income                                     8,444                24,860               12,601                   44,679
                                                -----------             ---------            ---------              -----------
         Comprehensive
           loss                                 $(1,395,577)            $(912,513)           $(809,616)             $(3,463,775)
                                                ===========             =========            =========              ===========

INTEGRAL TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999 AND 1998
(U.S. DOLLARS)

      INDEX                                                                                             PAGE
      -----                                                                                             ----
      FINANCIAL STATEMENTS

      Consolidated Balance Sheets                                                                       F-19

      Consolidated Statements of Loss                                                                   F-20

      Consolidated Statements of Cash Flow Position                                                     F-21

      Consolidated Statements of Changes in Stockholders' Equity                                        F-22

      Notes to Consolidated Financial Statements                                                     F-23 - F-31

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                           CONSOLIDATED BALANCE SHEETS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                               AS AT          AS AT
                                                            SEPT 30/99      SEPT 30/98
                                                            -----------    -----------
ASSETS
CURRENT
Cash                                                        $     3,334    $      (450)
Advances to Emergent Technologies Corp.                               0        113,000
                                                            -----------    -----------
TOTAL CURRENT ASSETS                                              3,334        112,550
                                                            -----------    -----------
FIXED
Fixed assets, cost                                               81,073         39,392
Less: accumulated depreciation                                  (38,835)       (19,596)
                                                            -----------    -----------
TOTAL FIXED ASSETS                                               42,238         19,796
                                                            -----------    -----------
OTHER
Investment in and advances to Emergent Technologies Corp.                      750,000
License agreement                                             1,622,929        399,832
Intangibles (net)                                                     1              1
                                                            -----------    -----------
TOTAL OTHER ASSETS                                            1,622,930      1,149,833
                                                            -----------    -----------
TOTAL ASSETS                                                  1,668,502      1,282,179
                                                            -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT
Accounts payable                                                304,527        514,180
Due to West Virginia University                                 397,296        397,296
Due to minority interest                                         79,412              0
                                                            -----------    -----------
TOTAL CURRENT LIABILITIES                                       781,235        911,466
                                                            -----------    -----------
LONG TERM
Liability to Issue Common Stock                                  60,000              0
Loans Payable                                                         0        351,579
                                                            -----------    -----------
TOTAL LONG TERM LIABILITIES                                      60,000        351,579
                                                            -----------    -----------
SHAREHOLDERS' EQUITY (DEFICIENCY)
PREFERRED SHARES AND PAID IN CAPITAL
          IN EXCESS OF $0.001 PAR VALUE
$0.001 par value; 20,000,000 shares authorized
664,410 (1998-none issued and outstanding)                      664,410              0
COMMON SHARES AND PAID IN CAPITAL
          IN EXCESS OF $0.001 PAR VALUE
50,000,000 shares authorized
22,137,062 (1998-12,576,000) issued and outstanding           4,147,698      2,428,374
PROMISSORY NOTES RECEIVABLE                                    (284,068)             0
OTHER COMPREHENSIVE INCOME                                       44,679         42,540
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE             (3,745,452)    (2,451,780)
                                                            -----------    -----------
TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)                         827,267         19,134
                                                            -----------    -----------
TOTAL LIABILITIES & SHAREHOLDERS EQUITY (DEFICIENCY)          1,668,502      1,282,179
                                                            -----------    -----------

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                         CONSOLIDATED STATEMENTS OF LOSS
                              FOR THE QUARTER ENDED
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                               PERIOD FROM
                                  QUARTER       QUARTER        INCEPTION TO
                                   ENDED         ENDED       (FEBRUARY 16/96)
                                 SEPT 30/99    SEPT 30/98   TO SEPTEMBER 30/99
                                 -----------   -----------  ------------------
REVENUE                          $    21,797                  $    21,797
                                 -----------                  -----------
EXPENSES
Interest on beneficial
conversion feature                                  12,500        566,456
Write-down of license and
Operating assets                                                  424,654
Research and development                                          908,113
Travel and entertainment              13,858                      281,248
Consulting                            50,700         9,550        663,695
Salaries and benefits                 24,412                      328,771
Management fees                       60,000        52,500        270,000
Legal and accounting                                 7,000        247,901
Bank charges and interest, net        84,150           215        220,493
Advertising                                           (385)        84,131
Telephone                              3.062         8,016        106,991
General and administrative            13,528         3,983        154,866
Rent                                   9,085         1,707         78,439
Depreciation and
Amortization                                         2,000         34,334
                                               -----------    -----------
Total expenses                       258,795        97,086      4,370,092
                                 -----------   -----------    -----------

Loss before
Extraordinary item                                              4,348,295
Extraordinary item
Cancellation of debt                                             (602,843)
                                                              -----------

NET LOSS FOR THE PERIOD              236,998        97,086       3745,452
                                                              -----------
DEFICIT, BEG OF PERIOD             3,508,454     2,354,694
                                  ----------   -----------
DEFICIT END OF PERIOD              3,745,452     2,451,780
                                  ----------   -----------

NET LOSS
PER COMMON SHARE                  $      .01   $       .01

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING                22,076,306    12,576,000

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                  CONSOLIDATED STATEMENTS OF CASH FLOW POSITION
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                            AS AT       AS AT
                                         SEPT 30/99   SEPT 30/98
                                         ----------   ----------
OPERATING ACTIVITIES
Net loss                                  $(236,998)   $ (90,781)
Item not involving cash
Depreciation and amortization                     0        2,000
                                          ---------    ---------
                                           (236,998)     (88,781)
                                          ---------    ---------

CHANGES IN NON-CASH WORKING CAPITAL
Accounts payable                           (239,982)      57,088
Advances to Emergent Technologies Corp.                    3,000
Short term loans                             31,100       27,763
Loans payable                              (376,170)           0
                                          ---------    ---------
                                           (616,152)      87,851
                                          ---------    ---------
                                           (853,150)        (930)
                                          ---------    ---------

FINANCING ACTIVITIES
Liability to issue common shares             60,000            0
Issuance of common shares                   131,428            0
Issuance of preference shares               664,410            0
                                          ---------    ---------
                                            855,841            0
                                          ---------    ---------

INCREASE (DECREASE) IN CASH                   2,691         (930)
CASH, BEGINNING OF PERIOD                       643          480
                                          ---------    ---------
CASH, END OF PERIOD                           3,334         (450)
                                          ---------    ---------

                           INTEGRAL TECHNOLOGIES, INC.
\                            (A DEVELOPMENT STAGE CO.)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                      Common Stock                         Other        Total
                 -----------------------   Promissory   Comprehensive    Acc.      Stockholders
                   Shares       Amount        Note         Income       Deficit       Equity'
                 ----------   ----------   ----------   ------------- ----------   ------------
BALANCE
BEGINNING        22,087,062    4,016,267     (284,068)       44,679   (3,508,454)      268,424
COMMON
SHARES ISSUES
For cash             50,000       12,500            0             0            0        12,500
Conversion
Of debenture              0      118,931            0             0            0       118,931
Net loss
for the period            0            0            0             0     (236,998)     (236,998)
                 ----------   ----------   ----------    ----------   ----------    ----------

Balance, end
of period        22,137,062    4,147,698     (284,068)       44,679   (3,745,452)      162,857
                 ----------   ----------   ----------    ----------   ----------    ----------

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


1.       INCORPORATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Nevada on February 12, 1996. The Company is in the development stage as more fully defined in Statement No. 7 of the Financial Accounting Standards Board. Planned principal operations of the Company have not yet commenced.

The Company intends to capitalize on new, patented technologies or advancements in technologies. Pursuant to an agreement dated November 8, 1995 between three individuals, including officers and directors of the Company, and Integral Concepts Inc. ("ICI"), a company 100% controlled by a significant shareholder of the Company and an employee of West Virginia University Research Corporation ("WVRUC"), the Company has been assigned the rights of the three individuals which include the first right of refusal to acquire the marketing and manufacturing rights to all technologies assigned to ICI by WVRUC pursuant to an exclusive agreement, however, West Virginia University retains all proprietary rights to the technologies.

To September 30, 1999, the Company has acquired or is in the process of acquiring certain rights to further develop, manufacture and market worldwide four new technologies originally assigned to ICI.

a) Contrawound Toroidal Helical Antenna-government and military applications (note 7(a)
b)       Plasma Ignition System (note 7 (b))
c)       2D Machine Vision Colorimetry (note (c))
d)       3D Machine Vision Colorimetry (note 7(d))

The Company's head office is located in Vancouver, Canada. However, all further development of the above technologies is being done either directly by the Company or WVRUC at West Virginia University.

2.       GOING CONCERN

These financial statements have been prepared by management in accordance with generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit of $3,745,452; (1998-$2,451,780). These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis, and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


3.       SIGNIFICANT ACCOUNTING POLICIES

(a)      Principles of Consolidation

These financial statements include the accounts of Integral Technologies, Inc. (a development stage company), its wholly-owned subsidiary, Integral Vision Systems, Inc ("IVSI") ( a development stage company) and its 80% owned subsidiary Emergent Technologies Corp. ("ETC") (a development stage company). All inter-company balances and transactions have been eliminated.

(b)      Depreciation and amortization

Depreciation and amortization are provided using the straight-line method based on the following estimated useful lives:

                           Machinery, furniture and equipment -5years
                           Computer hardware and software     -5years
                           Leasehold improvements             -3years

The Company reviews long-term assets to determine if the carrying amount is recoverable based on the estimate of future cash flow expected to result form the use of the asset and its eventual disposition. If in this determination there is an apparent shortfall, the loss will be recognized as a current charge to operations.

(c)      Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the period. Common share equivalents consisting of stock options are not considered in the computation because their effect would be anti-dilutive.

(d)      Shares issued in exchange for services

The valuation of the common shares issued in exchange for services is valued at an estimated fair market value as determined by the officers and directors of the Company based upon other sales and issuances of the Company's common shares within the same general time period.

(e)      Foreign currency translation

Amounts recorded in foreign currency are translated into United States dollars as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; and,
(ii)     Revenues and expenses, at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are excluded from the net loss for the period and accumulated as a separate component of shareholders' equity (deficiency).

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


(f)      License agreements and intangibles

The Company is in the development stage with respect to the technologies acquired pursuant to the license agreements. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on estimated future sales. When there is little prospect of further development of the technology by the Company, the costs of that license agreement will be charged to operations.

(g)      Research and development

Research and development expenditures are charged to operations as incurred.

(h)      Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(i)      Financial instruments

The Company's financial instruments include cash, investment in and advances to affiliated company, accounts payable and accruals, due to West Virginia University Research Corporation, long term debt and minority interest. Unless otherwise noted, in the opinion of management, the carrying value of these financial instruments approximates their fair market values and the Company is not exposed to significant credit, interest or currency risk.

(j)      Income taxes

The Company uses asset and liability approach in its method of accounting for income taxes which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets is recorded if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(k)      Stock based compensation

The Company applies APB Opinion No. 25 and related interpretation in accounting for its stock option plans. Compensation expense is recorded when options are granted to management at discounts to market.

(l)      Interest on Beneficial Conversion

The beneficial conversion features relating to the 2% convertible debenture and promissory notes are accounted for as interest. This policy conforms to the accounting for these transactions announced by the SEC staff in March 1997.

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


4.       COMPARATIVE FIGURES

Certain of comparative figures were reclassified to conform with the current year's presentation.

5.       ACQUISITIONS

(a) By agreement dated March 11, 1997 (the effective date of acquisition), the Company acquired a 100% interest in Integral Visions Systems, Inc. ("IVSI" (a development stage company) for 100,000 common shares of the Company at a deemed value of $2.75 per share (equal to one-half) the closing market trading price of the Company's shares on the NASD market on March 11, 1997). The shares were issued pursuant to an exemption from registration under the Securities Act of 1933 and are "restricted securities" as that term is defined in Rule 144. The Company advanced $158,000 to IVSI prior to the acquisition date. The acquisition has been accounted for by the purchase method.

The cost of the acquisition has been allocated in these financial statements as follows:

Purchase price-100,000 common shares                                   $275,000
Funds advanced to IVSI prior to acquisition                             158,000
                                                                       --------

                                                                        433,000
Fair market value                                                        41,419
                                                                       --------
Purchase price discrepancy allocated to license agreement
(note 7(d))                                                            $391,581
                                                                       --------


IVSI's net loss from operations for the year ended June 30, 1998 amounted to $83,853 (1997 loss of $137,601) and these operating results are included in the consolidated statements of operations.

The operations of IVSI have ceased while management seeks a new technology partner. Accordingly the Company's investment in the license agreement of $391,581 has been written down to a nominal amount of $1 and the net operating assets of IVSI amounting to $33,073 have been written off.

(b) In September 1996, the Company entered into a letter agreement to acquire a 10% interest in ETC (a development stage company) from two related parties of the Company for consideration of $100,000. The Company had an option to acquire the remaining 90% interest in ETC by issuing 1,800,000 common shares of the Company and by funding ETC's research and development of the Contrawound Toroidal Helical Antenna for government and military applications (note 1) to a minimum of $1,200,000. The Company issued 1,800,000 shares which at the 1998 year-end were held by ETC's attorney in escrow subject to the closing of the final agreement (which was closed on March 11, 1999). These shares were released from escrow and are recorded in these financial statements at $.34 per share, the closing market trading price of the Company's shares in the NASD market on March 11, 1999. The 1,800,000 shares and the $650,000 advanced entitles the Company to a further 70% interest in ETC.

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


During the year ended June 30, 1998, a third party investor contributed $470,588 for a 20% interest in ETC. The same investor contributed a further $79,412 which they intend to convert into shares in ETC. This will dilute ITI's ownership interest to 76.625%.

The cost of the acquisition has been allocated in these financial statements as follows:

Purchase price (1,800,000 shares )                                   $  619,200
10% investment acquired in prior year                                   100,000
                                                                     ----------
                                                                        719,200

Net assets acquired                                                     895,474
                                                                     ----------
Purchase price discrepancy allocated to license agreement
  (note 7(a))                                                        $1,614,674
                                                                     ----------


6.       FIXED ASSETS

                                                      1999                                1998
                                                    ---------                             ----
                                                   ACCUMULATED
                                                   AMORTIZATION
                                                       AND
                                     COST          DEPRECIATION          NET               NET
                                    ------         ------------        ------            ------
Machinery, furniture and equipment  56,583           22,634            33,949             9,263
Computer hardware and software      20,825           12,536             8,289             9,311
Leasehold improvements               3,667            3,667                 0             1,222
                                    ------           ------            ------            ------

                                    81,075           38,837            42,238            19,796
                                    ------           ------            ------            ------

7.       LICENSE AGREEMENTS

(a)      Toroidal Helical Antenna

ETC was formed to develop, commercialize, market and manufacture certain proprietary Toroidal Helical Antenna Technology ("the Technology") (note 1). The Company obtained an exclusive sub-license to the technology from Integral Concepts, Inc. ("ICI"), a company 100% controlled by a shareholder of ETC, a significant shareholder of the Company, and an employee of West Virginia Research Corporation ("WVRUC") of its right title and interest in and to all worldwide government and military applications and resulting procurement interests in the Technology. ICI obtained the license to the Technology from WVRUC. WVRUC has the proprietary interest in and holds the patents to the technology.

All development of the Technology is being done by the Company or WVRUC at West Virginia University.

Pursuant to an agreement dated January 2, 1996 with ICI, the Company acquired the right to manufacture and market the Toroidal Helical Antenna Technology. The Company is obligated to pay a $3,000 minimum annual royalty to WVRUC to maintain the license in good standing. In addition a further 10% royalty of any net revenues is payable to WVRUC on behalf of ICI, such royalties to be reduced by the $3,000 minimum annual royalty payment. To date there have been no net revenues.

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVRUC on behalf of ICI.

Either party may terminate this agreement upon 90 days written notice. The Company is responsible for the reimbursement of project costs incurred by WVRUC.

(b)      Plasma Ignition System

Pursuant to an agreement dated February 15, 1996 with ICI, the Company acquired the rights to manufacture and market the Plasma Ignition System (note 1), an ignition system for internal combustion engines, for a license fee of $8,251. The Company is obligated to pay a $3,000 minimum annual royalty to WVRUC on behalf of ICI to maintain the license in good standing. In addition, a further 10% royalty of any net revenues is payable to WVRUC on behalf of ICI and a 1% royalty of any gross revenues is payable to ICI. Such royalties are to be reduced by the $3,000 minimum annual royalty. To date there have been no net revenues.

The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVRUC on behalf of ICI

Pursuant to an agreement dated February 9, 1996 with WVRUC, the Company is responsible for reimbursement of project development costs incurred by WVRUC. To June 30, 1998, $445,570 of project development costs has been paid or is payable to WVRUC (note 13). Either party may terminate this agreement upon 90 days written notice.

(c)      2D Machine Vision Colorimetry

Pursuant to an agreement dated February 9, 1996 with ICI, the Company acquired the right to manufacture and market the 2D Machine Vision Colorimetry (note 1), a counterfeit currency determination software. The Company is obligated to pay a $3,000 minimum annual royalty to WVRUC to maintain the license in good standing. In addition, a further 10% royalty of any net revenues is payable to WVRUC on behalf of ICI, such royalties to be reduced by the $3,000 minimum annual royalty payment. To date there have been no net revenues.

The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVRUC on behalf of ICI.

Pursuant to an agreement dated February 9, 1996 with WVRUC, the Company is responsible for reimbursement of project development costs incurred by WVRUC. To June 30, 1999, $350,151 of project development costs has been paid or is payable to WVRUC (note 13). Either party may terminate this agreement upon 90 days written notice.

(d)      3D Machine Vision Colorimetry

The Company's subsidiary, IVSI acquired the right to manufacture and market the 3D Machine Vision Colorimetry (note 1), a color quality control software. IVSI is obligated to pay a $3,000 minimum annual royalty to WVRUC to maintain the license in good standing. In addition, a further 10% royalty of any net reveues is payable to WVRUC on behalf of ICI, such royalties to be reduced by the $3,000 minimum annual royalty payment. To date there have been no net revenues.

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

The license is automatically renewed for one year periods each December 31 as long as the required minimum royalty payments described above are paid to WVRUC on behalf of ICI. Either party may terminate this agreement upon 90 days written notice.

On June 10, 1995 IVSI entered into an "Exclusive Limited Sublicense Agreement" with REGI U.S., Inc. ("REGI") whereby REGI obtained an exclusive sublicense to market and distribute the 3D Machine Vision Colorimetry in Canada. The sublicense requires REGI to pay to IVSI 2% of the "Net Revenues" (as defined in the sublicense) that REGI derives from the technology. Minimum royalty payments are as follows:

1997                       $3,000
1998                        4,500
1999                        6,000
Every year thereafter       6,000


REGI shall have the option to renew the sublicense for successive one year periods so long as REGI is not in default of the terms of the sublicense and the Company's license is renewed by its licensor.

As described in note 5(a), IVSI has ceased operations while it seeks a new technology partner.

8.       LONG TERM DEBT

                                                                       1999             1998
                                                                       ----             ----
10% Loan repayable on demand with one year's notice
to two officers and directors of the Company                              0          351,579
                                                                         --          -------


During the year ended June 30,1998, all rights, title and interest in a revolving line of credit, due to an officer and director of the Company was conveyed to the Company for $1 and the loan was cancelled. The line of credit balance of $563,843 and accrued interest of $39,000 is recorded as an extraordinary item in the consolidated statement of operations for the year ended June 30, 1998.

9.       STOCKHOLDERS' EQUITY

(a)      Authorized preferred shares

The preferred shares may be issued in one or more series. The distinguishing features of each series including preference, rights and restrictions are to be determined by the Company's Board of Directors upon establishment of each such series .

(b)      Stock options

Pursuant to the Company's 1996 Incentive Compensation Plan as subsequently amended in 1997, the Company may issue stock options and stock bonuses for shares in the capital stock of the Company to provide incentives to officers, directors, key employees and other such persons

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


who contribute to the success of the Company. The exercise price of the Incentive Options (employees of the Company or its subsidiaries) is no less than the fair market value of the stock at the date of the grant and for non-employees the exercise price is no less than 80% of the fair value (defined as the most recent closing sale price reported by NASDAQ on the date of the grant).

The following table summarizes the Company's stock activity for the years ended June 30, 1999, 1998, and 1997.

                                                                                        WEIGHTED
                                                                         EXERCISE       AVERAGE
                                                      NUMBER               PRICE        EXERCISE
                                                     OF SHARES           PER SHARE       PRICE
                                                    ----------         --------------   --------
Balance June 30, 1998 and 1997                       1,990,000         $0.15 to $2.00    $0.24
Granted during the year                              1,635,000         $0.15 to $.25     $0.17
Cancelled                                           (1,260,000)        $.15              $.15
Exercised                                             (445,000)        $0.15 to $0.25    $0.25
                                                    ----------         --------------    -----

Balance June 30, 1999                                1,920,000         $0.15 to $2.00    $0.25
                                                    ----------         --------------    -----


The exercise price per share at June 30, 1998 and 1997 was $0.50 to $2.00. During the year ended June 30, 1999, 1,260,000 of the 1,990,000 stock options were cancelled and 630,000 stock options were re-priced to $0.15 to $0.25. These changes have been retroactively adjusted above.

During the quarter-ended September 30,1999, 87,500 and 665,000 additional share options were issued under the plan for an exercise prices of $0.40 and $.23 respectively.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan and accordingly, compensation expense of $70,600 was recognized as salaries expense during the year ended June 30, 1999.

(c) Included in promissory notes receivable are:

               (i) $31,500 on exercise of 210,000 stock options, interest of 10% per annuam, due November 1, 1999; and
               (ii) $252,568 for issue of 1,683,789 common shares, interest at 6% per annum, due January 17, 2001.

10.      INCOME TAXES

A deferred tax assessment stemming from the Company's net loss carry forward, has been reduced by a valuation account to zero due to uncertainties regarding the utilization of deferred assets. At June 30, 1999 the Company has available a net operating loss carry forward of approximately $2,448,000 which it may use to offset federal taxable income. The net operating loss carry forward if not utilized, will begin to expire in 2011.

                           INTEGRAL TECHNOLOGIES, INC.
                            (A DEVELOPMENT STAGE CO.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


11.      INTEREST ON BENEFICIAL CONVERSION

The differences between the market value of the Company's shares on the date of conversion and the conversion rate pursuant to $525,000 of the convertible debenture issued during the year ended June 30, 1999 was $398,077.

The difference between the market value of the Company's shares and the issue price of 1,683,789 common shares for a promissory note in the amount of $252,568 was $168,379. These amounts have been recorded as interest expenses in the statement of operations.

12.      CONTINGENCY

A dispute exists between WVRUC and the Company with respect to the development work performed by WVURC on the Plasma Ignition System and the Counterfeit Detection Technology. The Company has included in its accounts the amount owing to WVU of $397,296, however, it is the opinion of management that this amount should be reduced to $43,052, Management intends to defend this position. As the actual outcome cannot be determined at this time, any adjustments required will be recorded by the Company when settlement occurs.

                                    PART III


ITEM 1.  INDEX TO AND DESCRIPTION OF EXHIBITS

Number      Description
------      -----------
  2.1       Agreement and Plan of Reorganization between the Registrant and
            Integral Vision Systems, Inc. dated March 11, 1997. (Filed herewith.)

  2.2 Agreement and Plan of Reorganization between the Registrant and Emergent Technologies Corporation dated December 10, 1997. (Filed herewith.)

  3.1       Articles of Incorporation, as amended and currently in effect.
            (Filed herewith.)

  3.2 Bylaws, as amended and restated on December 31, 1997. (Filed herewith.)

  10.1      Sublicense Agreement between the Registrant's subsidiary, Integral
            Concepts, Inc., and Emergent Technologies Corporation dated January
            2, 1996, relating to the Toroidal Helical Antenna. (Filed herewith.)

  10.2      Agreement between the Registrant and West Virginia University
            Research Corporation on Behalf of West Virginia University dated
            February 9, 1996, relating to RF Quarter-Wave Coaxial Cavity
            Resonator. (Filed herewith.)

  10.3      Agreement between the Registrant and West Virginia University
            Research Corporation on Behalf of West Virginia University dated
            February 9, 1996, relating to Counterfeit Currency Determination
            Prototype. (Filed herewith.)

  10.4      Sublicense Agreement between Integral Concepts, Inc. and the
            Registrant dated February 15th, 1996, relating to the design, construction and operation of a Plasma Ignition System. (Filed herewith.)

  10.5 Employment Agreement between the Registrant and William S. Robinson dated October 1, 1997 and Addendum dated March 15, 1999. (Filed herewith.)

  10.6 Employment Agreement between the Registrant and William A. Ince dated October 1, 1997 and Addendum dated March 15, 1999. (Filed herewith.)

  10.7 Employee Benefit and Consulting Services Compensation Plan, as restated January 10, 1999. (Filed herewith.)

  21.1      List of Subsidiaries. (Filed herewith.)

  27        Financial Data Schedule. (Filed herewith.)

                                   SIGNATURES

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEGRAL TECHNOLOGIES, INC.

By:  /s/ William S. Robinson
   ----------------------------------------------------------
     William S. Robinson, Chairman, Chief Executive
     Officer, Treasurer and Director

By:  /s/ William A. Ince
   ----------------------------------------------------------
     William A. Ince, President, Secretary,
     Chief Financial Officer and Director


By:  /s/ Denzel Jack Parsons
   ----------------------------------------------------------
     Denzel Jack Parsons, Director


Dated:  December 2, 1999

                                    EXHIBITS

Number      Description
------      -----------
  2.1       Agreement and Plan of Reorganization between the Registrant and
            Integral Vision Systems, Inc. dated March 11, 1997. (Filed herewith.)

  2.2 Agreement and Plan of Reorganization between the Registrant and Emergent Technologies Corporation dated December 10, 1997. (Filed herewith.)

  3.1       Articles of Incorporation, as amended and currently in effect.
            (Filed herewith.)

  3.2 Bylaws, as amended and restated on December 31, 1997. (Filed herewith.)

  10.1      Sublicense Agreement between the Registrant's subsidiary, Integral
            Concepts, Inc., and Emergent Technologies Corporation dated January
            2, 1996, relating to the Toroidal Helical Antenna. (Filed herewith.)

  10.2      Agreement between the Registrant and West Virginia University
            Research Corporation on Behalf of West Virginia University dated
            February 9, 1996, relating to RF Quarter-Wave Coaxial Cavity
            Resonator. (Filed herewith.)

  10.3      Agreement between the Registrant and West Virginia University
            Research Corporation on Behalf of West Virginia University dated
            February 9, 1996, relating to Counterfeit Currency Determination
            Prototype. (Filed herewith.)

  10.4      Sublicense Agreement between Integral Concepts, Inc. and the
            Registrant dated February 15th, 1996, relating to the design, construction and operation of a Plasma Ignition System. (Filed herewith.)

  10.5 Employment Agreement between the Registrant and William S. Robinson dated October 1, 1997 and Addendum dated March 15, 1999. (Filed herewith.)

  10.6 Employment Agreement between the Registrant and William A. Ince dated October 1, 1997 and Addendum dated March 15, 1999. (Filed herewith.)

  10.7 Employee Benefit and Consulting Services Compensation Plan, as restated January 10, 1999. (Filed herewith.)

  21.1      List of Subsidiaries. (Filed herewith.)

  27        Financial Data Schedule. (Filed herewith.)